SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                  to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2016 and 2015, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

Date: June 28, 2017	/S/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 28, 2017	/S/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 28, 2017	/S/ GEORGE ZINN
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2016

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan Redmond, WA

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 28, 2017

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2016	2015

ASSETS
Cash	$6,657,057	$5,986,815
Investments held by trustee, at fair value	15,508,498,383	13,582,604,176
Receivables:
Participant loans	114,393,990	111,386,236
Other receivables	19,576,190	8,409,201

Total receivables	133,970,180	119,795,437

Total assets	$15,649,125,620	$13,708,386,428

LIABILITIES
Operating payables	$3,527,074	$4,067,784
Other payables	11,180,525	5,812,112

Total liabilities	$14,707,599	$9,879,896

NET ASSETS AVAILABLE FOR BENEFITS	$15,634,418,021	$13,698,506,532

See accompanying notes.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2016	2015

ADDITIONS
Net investment income:
Net increase in fair value of investments	$1,075,665,112	$225,815,479
Interest and dividends	44,485,313	82,857,978

Total net investment income	1,120,150,425	308,673,457

Contributions:
Participant contributions	1,097,835,646	889,619,123
Employer contributions	446,705,032	256,503,739

Total contributions	1,544,540,678	1,146,122,862

Total additions before transfers	2,664,691,103	1,454,796,319

DEDUCTIONS
Benefits paid to participants	728,779,614	862,421,212

INCREASE IN NET ASSETS BEFORE TRANSFERS	1,935,911,489	592,375,107

Net transfers in	0	573,285,181

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,935,911,489	1,165,660,288

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	13,698,506,532	12,532,846,244

End of year	$15,634,418,021	$13,698,506,532

See accompanying notes.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Microsoft Technology Licensing. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan as in effect during 2016 and 2015, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. Additionally, all participants may contribute up to $20,000 annually on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up and after-tax) may not exceed 75 percent of their eligible compensation per pay period. Participants may elect to suspend their contributions at any time and may elect to reinstate their contributions at any subsequent entry date.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Employer Contributions

The Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions. Beginning in January 2016, the Company increased their pre-tax matching contribution to $0.50 for every $1.00 contributed on a pre-tax and/or Roth basis (up to 50 percent of the maximum annual 401(k) pre-tax and Roth contribution limit of $18,000 for 2016). In 2015, the Company made a pre-tax matching contribution of $0.50 for every $1.00 contributed (up to a 6 percent combined pre-tax and Roth contribution rate). The maximum Company match in 2015 was 3 percent of a participant’s eligible compensation. Participants do not receive a match on catch-up or after-tax contributions.

Transfers

Nokia Corporation’s (“Nokia”) Devices and Services Business was acquired by the Company in 2014 and the Nokia Plan assets merged into the Plan during 2015. The merged amounts are included as transfers in on the statement of changes in net assets available for benefits for the year ended December 31, 2015.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may invest their contributions and earnings in Microsoft Common Stock. Participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on contributions invested in Microsoft Common Stock and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need, and further limited to pre-tax contributions, voluntary after-tax contributions, pre-tax catch-up contributions, and rollover contributions (excluding rollover contributions attributable to designated Roth contributions, Roth in-plan conversion amounts, and earnings thereon, and acquisition rollovers). A hardship withdrawal will result in a six-month suspension of contributions (other than rollover contributions) to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria.

After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

In-Plan Roth Conversions

Active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not offset by expense reimbursements. Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, domestic relations order qualifications, and dividend checks. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables

Other receivables and payables as of December 31, 2016 and 2015 primarily consist of unsettled trades. Other receivables also include accrued interest.

NOTE 2 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans—one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for Nokia Plan legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for Nokia Plan legacy loans) or be less than 12 months.

The interest rate for participant loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2016 was 3.25 percent to 9.00 percent, maturing at various dates through March 2044. The range of interest rates for outstanding General Loans as of December 31, 2016 was 3.25 percent to 4.50 percent, maturing at various dates through January 2022.

Loan repayments are made through after-tax payroll deductions. Terminated employees have 60 days to elect to continue to make loan repayments or payoff the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 60-day window results in a default of the loan, which is taxable income to the participant.

NOTE 3 — TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated August 21, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third-party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2016 and 2015, the Plan held 19,376,026 shares of Microsoft Common Stock valued at $1,204,026,250 and 20,830,786 shares of Microsoft Common Stock valued at $1,155,692,023, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded Microsoft Common Stock dividend income of $29,480,318 and $27,457,802, respectively.

NOTE 5 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, actively traded mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2016 and 2015, the Plan did not hold any financial instruments categorized as Level 3.

The Plan’s common collective trusts are valued using the Net Asset Value (“NAV”) provided by the trustee in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The portfolios are comprised of a mix of stocks, bonds, commodities, and cash.

Financial Instruments Measured at Fair Value

December 31, 2016	Level 1	Level 2	Total

Mutual funds	$488,924,978	$0	$488,924,978
Microsoft Common Stock	1,204,026,250	0	1,204,026,250
Separately managed accounts:
Common stock	2,495,268,783	0	2,495,268,783
Mutual funds	0	655,823,789	655,823,789
Other	84,720,553	6,696,097	91,416,650
Brokerage accounts	611,586,661	13,122,141	624,708,802

Total	$4,884,527,225	$675,642,027	5,560,169,252

Common collective trusts measured at NAV			9,948,329,131

Total Investments			$15,508,498,383

December 31, 2015	Level 1	Level 2	Total

Mutual funds	$910,285,907	$0	$910,285,907
Microsoft Common Stock	1,155,692,023	0	1,155,692,023
Separately managed accounts:
Common stock	2,342,094,991	0	2,342,094,991
Mutual funds	0	574,498,125	574,498,125
Other	105,479,056	7,521,130	113,000,186
Brokerage accounts	497,335,258	12,065,259	509,400,517

Total	$5,010,887,235	$594,084,514	5,604,971,749

Common collective trusts measured at NAV			7,977,632,427

Total Investments			$13,582,604,176

The significance of transfers between levels is evaluated based upon the nature of the financial instrument and the size of the transfer relative to the total net assets available for benefits. No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2016 and 2015.

NOTE 6 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2016 and 2015. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 5—Financial Instruments.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2016	2015

Net assets available for benefits per the financial statements	$15,634,418,021	$13,698,506,532
Less: benefits payable	(1,847,667)	(2,893,690)

Net assets per the Form 5500	$15,632,570,354	$13,695,612,842

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,	2016	2015

Benefits paid to participants per the financial statements	$728,779,614	$862,421,212
Plus: increase (decrease) in benefits payable at year end	(1,046,023)	448,925

Benefits paid to participants per the Form 5500	$727,733,591	$862,870,137

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink	624,708,802		$624,708,802

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	21,468,927		292,596,920
BlackRock LifePath Index 2030	61,048,392		886,567,214
BlackRock LifePath Index 2040	74,426,506		1,136,103,043
BlackRock LifePath Index 2050	42,229,272		669,721,577
BlackRock LifePath Index 2060	2,837,231		30,302,939
BlackRock LifePath Index Retirement	8,560,730		110,097,406
BlackRock Short-Term Investment Account	557,153,040		557,153,040
Fidelity Contrafund Commingled Pool*	90,081,276		1,082,776,937
Fidelity Growth Company Commingled Pool*	96,552,933		1,333,396,001
Vanguard Russell 1000 Growth Index Trust	4,647,734		544,435,559
Vanguard Russell 1000 Value Index Trust	6,916,830		872,558,163
Vanguard Russell 2000 Growth Index Trust	6,362,686		755,950,723
Vanguard S&P 500 Index Trust	13,730,813		1,676,669,609

EMPLOYER STOCK
Microsoft Common Stock *	19,376,026		1,204,026,250

MUTUAL FUNDS
PIMCO All Asset All Authority Fund (Institutional)	1,771,408		14,862,112
PIMCO Inflation Response Multi-Asset Fund (Institutional)	1,438,782		12,359,140
Vanguard Short-Term Bond Index Fund (Institutional Plus)	44,266,896		461,703,726

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Mutual Funds
SSBK GOVT STIF FUND	30,849,936		30,849,939
Publicly-traded Common Stock
ACTIVISION BLIZZARD INC	304,927		11,010,914
ACUITY BRANDS INC	64,124		14,803,667

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ADVANCE AUTO PARTS INC	74,756		12,642,735
AMETEK INC NEW	118,744		5,770,958
ARAMARK	356,123		12,720,714
ATHENAHEALTH INC	70,008		7,362,741
ATLASSIAN CORP PLC CLS A	250,990		6,043,839
BECTON DICKINSON & CO	105,894		17,530,752
BLUE BUFFALO PET PRODUCTS INC	180,915		4,349,197
BOSTON SCIENTIFIC CORP	1,635,669		35,379,520
CBS CORP CL B	203,350		12,937,127
CIGNA CORP	158,524		21,145,516
CIMAREX ENERGY CO	97,157		13,203,636
CINTAS CORP	62,400		7,210,944
CONCHO RESOURCES INC	153,585		20,365,371
CTRIP.COM INTL LTD ADR	242,072		9,682,880
DELPHI AUTOMOTIVE PLC	186,167		12,538,347
DEXCOM INC	237,543		14,181,317
DOLLAR TREE INC	112,729		8,700,424
ELECTRONIC ARTS INC	211,506		16,658,213
ENVISION HEALTHCARE CORP	229,729		14,539,548
EXPEDIA INC	51,407		5,823,385
FIDELITY NATL INFORM SVCS INC	182,280		13,787,659
FORTUNE BRANDS HOME & SEC INC	420,668		22,488,911
GARTNER INC	110,838		11,202,397
GLOBAL PAYMENTS INC	438,276		30,420,737
GUIDEWIRE SOFTWARE INC	249,007		12,283,515
HARRIS CORP	89,886		9,210,618
HD SUPPLY HLDGS INC	317,494		13,496,670
IHS MARKIT LTD	1,139,130		40,336,593
INTERCONTINENTAL EXCHANGE INC	259,419		14,636,420
INTUIT INC	57,519		6,592,253
LKQ CORP	1,176,622		36,063,464
MIDDLEBY CORP	82,153		10,582,128
MONSTER BEVERAGE CORP	313,209		13,887,687
MOTOROLA SOLUTIONS INC	134,939		11,185,094
NEWELL BRANDS INC	240,176		10,723,858
NIELSEN HOLDINGS PLC	165,027		6,922,883
NORTHERN TRUST CORP	123,437		10,992,065
NVIDIA CORP	132,217		14,112,843
O’REILLY AUTOMOTIVE INC	18,495		5,149,193
PANERA BREAD CO CL A	22,058		4,523,875
REGENERON PHARMACEUTICALS INC	67,086		24,626,600
ROPER TECHNOLOGIES INC	59,924		10,970,886
RPM INTERNATIONAL INC	250,275		13,472,303
S&P GLOBAL INC	280,950		30,213,363
SEATTLE GENETICS INC	121,494		6,411,238

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SMITH (AO) CORP	91,461		4,330,678
SVB FINL GROUP	97,643		16,761,397
TD AMERITRADE HOLDING CORP	203,375		8,867,150
TRACTOR SUPPLY CO.	112,287		8,512,477
ULTA BEAUTY INC	62,384		15,904,177
VANTIV INC	211,255		12,595,023
VEEVA SYS INC CL A	327,829		13,342,640
VERISK ANALYTICS INC	112,734		9,150,619
WASTE CONNECTIONS INC	290,032		22,793,615
WESTINGHOUSE AIR BRAKE TEC CRP	90,505		7,513,725
WHITEWAVE FOODS CO CL A	137,603		7,650,727
WORKDAY INC CL A	124,197		8,208,180

Artisan Mid Cap Account Total			835,375,345

DFA Small/Mid Cap Value Account
Mutual Funds
SSBK STIF FUND	1,804,977		1,804,939
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	15,214		162,790
AAR CORP	16,180		534,749
AARONS INC A	27,379		875,854
ABERCROMBIE & FITCH CO CL A	17,445		209,340
ABM INDUSTRIES INC	21,246		867,687
ABRAXAS PETROLEUM CORP	11,263		28,946
ACACIA RESEARCH—ACACIA TECH	1,545		10,043
ACCO BRANDS CORP	40,183		524,388
ACETO CORP	10,923		239,978
ACORDA THERAPEUTICS INC	2,330		43,804
ACTUA CORP	25,604		358,456
ACTUANT CORP CL A	15,601		404,846
ACXIOM CORP	24,768		663,782
ADAMS RESOURCES AND ENERGY INC	330		13,085
ADDUS HOMECARE CORP	7,547		264,522
ADTRAN INC	22,741		508,261
ADVANCED ENERGY INDUSTRIES INC	9,942		544,325
AECOM	43,495		1,581,478
AEGION CORP	17,837		422,737
AEROCENTURY CORP	600		5,670
AEROVIRONMENT INC	2,892		77,592
AGCO CORP	32,626		1,887,740
AGILYSYS INC	2,359		24,439
AGROFRESH SOLUTIONS INC	1,976		5,236
AH BELO CORP CL A	9,816		62,332
AIR LEASE CORP CL A	25,584		878,299
AIR METHODS CORP	6,833		217,631

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
AIR TRANSPORT SERVICES GROUP	18,097		288,828
ALAMO GROUP INC	4,956		377,152
ALASKA AIR GROUP INC	7,549		669,823
ALASKA COMM SYS GROUP INC	8,586		14,081
ALBANY INTERNATIONAL CORP CL A	13,222		612,179
ALBANY MOLECULAR RESEARCH INC	3,936		73,839
ALBEMARLE CORP	12,452		1,071,868
ALERE INC	29,171		1,136,794
ALEXANDER & BALDWIN INC	22,481		1,008,722
ALICO INC	1,964		53,323
ALLEGHANY CORP DEL	1,119		680,486
ALLEGHENY TECHNOLOGIES INC	17,881		284,844
ALLIANCE ONE INTERNATIONAL INC	3,682		70,694
ALLIED MOTION TECH INC	2,215		47,379
ALLIED WORLD ASSUR CO HLDS AG	31,894		1,713,027
ALLSCRIPTS HLTHCARE SOLS INC	18,994		193,929
ALMOST FAMILY INC	5,054		222,881
ALON USA ENERGY INC	21,397		243,498
ALPHA & OMEGA SEMICNDTR LTD	8,472		180,199
ALTRA INDUSTRIAL MOTION CORP	889		32,804
AMBAC FINANCIAL GROUP INC	9,710		218,475
AMC ENTERTAINMENT HLDS CL A	4,931		165,928
AMEDISYS INC	6,832		291,248
AMERCO INC	1,690		624,607
AMERESCO INC-CL A	6,876		37,818
AMERICAN AXLE & MFG HLDGS INC	7,365		142,145
AMERICAN EAGLE OUTFITTERS INC	38,080		577,674
AMERICAN EQY INVT LIFE HLD CO	37,134		837,000
AMERICAN FINL GROUP INC OHIO	14,239		1,254,741
AMERICAN NATIONAL INSURANCE	2,686		334,702
AMERICAN NATL BANKSHARES INC	1,108		38,558
AMERICAN PUBLIC EDUCATION INC	7,078		173,765
AMERICAN RAILCAR INDS INC	2,712		122,826
AMERICAN SUPERCONDUCTOR CORP	3,900		28,743
AMERICAN VANGUARD CORP	10,713		205,154
AMERICAS CAR MART INC	5,922		259,088
AMERIS BANCORP	7,977		347,797
AMERISAFE INC	6,121		381,644
AMKOR TECHNOLOGY INC	80,461		848,864
AMPCO-PITTSBURG CORP	2,749		46,046
AMPHASTAR PHARMACEUTICALS INC	1,442		26,562
AMTECH SYSTEMS INC	2,808		11,934
AMTRUST FINANCIAL SERVICES INC	1,633		44,712
ANALOGIC CORP	4,456		369,625
ANDERSONS INC	41,365		1,849,016

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ANGIODYNAMICS INC	22,392		377,753
ANIKA THERAPEUTICS INC	3,013		147,516
ANIXTER INTL INC	6,079		492,703
APOGEE ENTERPRISES INC	261		13,979
APOLLO EDUCATION GROUP INC CL	34,927		345,777
APPLIED INDUSTRIAL TECH INC	8,407		499,376
APTARGROUP INC	1,588		116,639
APTEVO THERAPEUTICS INC W/I	8,100		19,764
ARC DOCUMENT SOLUTIONS INC	16,500		83,820
ARCBEST CORP	11,050		305,533
ARCH CAPITAL GROUP LTD	6,791		585,995
ARCHROCK INC	26,882		354,842
ARCTIC CAT INC	8,021		120,475
ARGAN INC	5,452		384,639
ARGO GROUP INTL	17,972		1,184,355
ARMSTRONG FLOORING INC	9,906		197,228
AROTECH CORP	13,694		47,929
ARRIS INTERNATIONAL PLC	12,270		369,695
ARROW ELECTRONICS INC	38,920		2,774,996
ARROW FINANCIAL CORP	1,392		56,376
ASCENA RETAIL GROUP INC	36,591		226,498
ASCENT CAPITAL GROUP INC	5,702		92,715
ASHLAND GLOBAL HOLDINGS INC	8,500		928,965
ASPEN INSURANCE HLDGS LTD	39,531		2,174,205
ASSOCIATED BANC CORP	68,263		1,686,096
ASSURANT INC	30,887		2,868,167
ASSURED GUARANTY LTD	50,022		1,889,331
ASTEC INDUSTRIES INC	25,336		1,709,167
ASTORIA FINANCIAL CORP	39,486		736,414
ATLANTIC TELE-NETWORK INC	2,796		224,043
ATLAS AIR WORLD	34,889		1,819,461
ATWOOD OCEANICS INC	26,259		344,781
AUTONATION INC	34,484		1,677,647
AV HOMES INC	2,671		42,202
AVIAT NETWORKS INC	2,296		31,868
AVIS BUDGET GROUP	23,980		879,586
AVNET INC	56,459		2,688,013
AVX CORP	36,340		567,994
AWARE INC MASS	5,120		31,232
AXCELIS TECHNOLOGIES INC	16,562		240,977
AXIS CAPITAL HOLDINGS LTD	42,084		2,746,823
AXT INC	15,609		74,923
AZZ INC	3,400		217,260
B&G FOODS INC	3,400		148,920
BABCOCK &WILCOX ENTERPR INC	3,424		56,804

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BALDWIN & LYONS CL B	835		21,042
BALLANTYNE STRONG INC	1,527		12,216
BANC OF CALIFORNIA INC	18,068		313,480
BANCFIRST CORP	2,900		269,845
BANCORP INC DEL	22,980		180,623
BANCORPSOUTH INC	31,852		989,005
BANK MARIN BANCORP	300		20,925
BANK MUTUAL CORP	16,199		153,081
BANKFINANCIAL CORP	1,100		16,302
BANKRATE INC	28,717		317,323
BANNER CORP	18,438		1,029,025
BAR HARBOR BANKSHARES	651		30,812
BARNES & NOBLE EDUCATION INC	25,234		289,434
BARNES & NOBLE INC	24,693		275,327
BARNES GROUP INC	25,800		1,223,436
BAZAARVOICE INC	16,700		80,995
BEACON ROOFING SUPPLY INC	10,677		491,889
BED BATH & BEYOND INC	7,842		318,699
BEL FUSE INC NV CL B	2,918		90,166
BELDEN INC	3,087		230,815
BELMOND LTD CL A	28,179		376,190
BEMIS INC	6,294		300,979
BENCHMARK ELECTRONICS INC	17,175		523,838
BENEFICIAL BANCORP INC	19,468		358,211
BERKLEY (WR) CORP	11,170		742,917
BERKSHIRE HILLS BANCORP INC	12,928		476,397
BGC PARTNERS INC CL A	1,445		14,782
BIG 5 SPORTING GOODS CORP	13,448		233,323
BIG LOTS INC	3,090		155,149
BIGLARI HLDGS INC	273		129,184
BILL BARRETT CORP	16,526		115,517
BIOSCRIP INC	3,300		3,432
BJ’S RESTAURANTS INC	595		23,384
BLACK BOX CORPORATION	9,068		138,287
BLUCORA INC	25,203		371,744
BLUE HILLS BANCORP INC	1,771		33,206
BMC STK HLDGS INC	3,462		67,509
BNC BANCORP	2,825		90,118
BOB EVANS FARMS INC	7,692		409,291
BOINGO WIRELESS INC	9,057		110,405
BOISE CASCADE CO	3,771		84,848
BOK FINANCIAL COMMON NEW	11,253		934,449
BOOT BARN HOLDINGS INC	3,726		46,650
BOSTON PRIVATE FINL HLDG INC	29,521		488,573
BRADY CORPORATION CL A	2,362		88,693

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BRAVO BRIO RESTAURANT GROUP	3,916		14,881
BRIDGE BANCORP INC	2,847		107,901
BRIDGEPOINT EDUCATION INC	23,286		235,887
BRIGGS & STRATTON CORP	8,095		180,195
BRIGHT HORIZONS FAMILY SOL INC	2,610		182,752
BRISTOW GROUP INC	16,410		336,077
BROADRIDGE FINANCIAL SOL	964		63,913
BROADWIND ENERGY INC	2,409		9,744
BROCADE COMMUNICATIONS SYS	76,167		951,326
BROOKDALE SENIOR LIVING INC	66,739		828,898
BROOKLINE BANCORP INC	32,544		533,722
BROOKS AUTOMATION INC	14,123		241,080
BRYN MAWR BANK CORP	6,634		279,623
BSB BANCORP INC	433		12,535
BSQUARE CORP	6,836		39,991
BUILD A BEAR WORKSHOP INC	2,193		30,154
CABLE ONE INC W/I	504		313,352
CABOT CORP	10,125		511,718
CABOT MICROELECTRONICS CORP	2,401		151,671
CACI INTERNATIONAL INC	7,368		915,842
CAI INTERNATIONAL INC	5,758		49,922
CALADRIUS BIOSCIENCES INC	2,900		8,207
CALAMOS ASSET MGMT INC CL A	2,536		21,683
CALATLANTIC GROUP INC	41,847		1,423,216
CALERES INC	27,400		899,268
CALGON CARBON	9,630		163,710
CALIX NETWORKS INC	17,559		135,204
CALLAWAY GOLF CO	27,812		304,820
CALLON PETROLEUM CO	30,748		472,597
CAL-MAINE FOODS INC	8,398		370,982
CALPINE CORP	134,068		1,532,397
CAMBREX CORP	5,585		301,311
CAMDEN NATIONAL CORP	4,733		210,382
CAPITAL BANK FINL CORP SER A	10,500		412,125
CAPITAL CITY BANK GROUP INC	730		14,950
CAPITOL FED FINL (2ND STEP CV)	60,409		994,332
CARDINAL FINL CORP	4,558		149,457
CAREER EDUCATION CORP	52,664		531,380
CARLISLE COS INC	1,922		211,977
CARPENTER TECHNOLOGY CORP	22,832		825,833
CARRIAGE SERVICES INC	7,070		202,485
CARROLS RESTAURANT GROUP INC	11,924		181,841
CASCADE BANCORP	4,483		36,402
CASELLA WASTE SYS INC CL A	318		3,946
CASEY GENERAL STORES	1,875		222,900

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CASS INFORMATION SYSTEMS INC	562		41,346
CATHAY GENERAL BANCORP	12,232		465,183
CATO CORP CL A	11,900		357,952
CAVCO INDUSTRIES INC DEL	1,604		160,159
CAVIUM INC	3,508		219,040
CBIZ INC	32,659		447,428
CDI CORP	7,805		57,757
CECO ENVIRONMENTAL CORP	10,875		151,706
CELADON GRP INC	6,138		43,887
CENTERSTATE BANKS INC	11,851		298,290
CENTRAL EUROPEAN MEDIA CL A(US	43,499		110,922
CENTRAL GARDEN & PET CO CL A	12,836		396,632
CENTRAL PACIFIC FINANCIAL CORP	13,924		437,492
CENTURY ALUMINUM COMPANY	39,444		337,641
CENTURY CASINOS INC	4,738		38,994
CENTURY COMMUNITIES INC	4,839		101,619
CF INDUSTRIES HOLDINGS INC	26,955		848,543
CHART INDUSTRIES INC	18,992		684,092
CHARTER FINANCIAL CORP	973		16,220
CHASE CORP	400		33,420
CHEFS WAREHOUSE INC	1,586		25,059
CHEMICAL FINANCIAL CORP	14,725		797,653
CHEMTURA CORP NEW	37,096		1,231,587
CHICAGO BRIDGE & IRON (NY REG)	14,045		445,929
CHICAGO RIVET & MACHINE CO	300		12,480
CHICOS FAS INC	40,927		588,940
CHIMERIX INC	14,714		67,684
CHRISTOPHER & BANKS CORP	6,800		15,912
CIBER INC	28,602		18,071
CINCINNATI FINANCIAL CORP	208		15,756
CIRCOR INTERNATIONAL INC	25,288		1,640,685
CIRRUS LOGIC INC	7,412		419,074
CIT GROUP INC	6,774		289,114
CITI TRENDS INC	70,141		1,321,456
CITIZENS & NORTHERN CORP	502		13,152
CITY HOLDING CO	1,547		104,577
CIVEO CORP	36,870		81,114
CLEAN ENERGY FUELS CORP	40,218		115,023
CLEAN HARBORS INC	8,535		474,973
CLEARWATER PAPER CORP	5,439		356,526
CLIFTON BANCORP INC	5,407		91,486
CLOUD PEAK ENERGY INC	85,400		479,094
CNB FINANCIAL CORP PA	3,006		80,380
COBIZ FINANCIAL INC	13,516		228,285
COCA COLA BOTTLING CO CONSOLID	1,300		232,505

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
COEUR MINING INC	19,985		181,664
COHERENT INC	4,869		668,928
COHU INC	12,478		173,444
COLFAX CORP	43,857		1,575,782
COLUMBIA BANKING SYSTEMS INC	20,122		899,051
COLUMBIA SPORTSWEAR CO	6,785		395,566
COLUMBUS MCKINNON CORP NY	9,770		264,181
COMERICA INC	8,860		603,455
COMFORT SYSTEMS USA INC	12,873		428,671
COMMERCEHUB INC SER A	4,351		65,309
COMMERCEHUB INC SER C	8,703		130,806
COMMERCIAL METALS CO	44,935		978,684
COMMERCIAL VEHICLE GROUP INC	18,002		99,551
COMMUNITY BANK SYSTEMS INC	13,725		848,068
COMMUNITY HEALTH SYS INC NEW	38,019		212,526
COMMUNITY TRUST BANCORP INC	4,449		220,670
COMTECH TELECOMMUNICATIONS NEW	11,781		139,605
CONMED CORP	40,589		1,792,816
CONNECTONE BANCORP INC	5,399		140,104
CONNS INC	2,532		32,030
CONSOL ENERGY INC	82,303		1,500,384
CONSOLIDATED COMM HLDGS INC	5,188		139,298
CONSOLIDATED TOMOKA LAND CO	367		19,605
CONSOLIDATED WATER CO LTD	5,400		58,590
CONSUMER PORTFOLIO SVCS INC	8,447		43,249
CONTAINER STORE GROUP INC	299		1,899
CONTANGO OIL & GAS CO	13,140		122,728
CONTROL4 CORP	5,063		51,643
CONVERGYS CORP	41,280		1,013,837
COOPER STANDARD HOLDING INC	3,525		364,415
COOPER TIRE & RUBBER COMPANY	18,907		734,537
COPA HOLDINGS SA CL A	9,509		863,702
CORE MOLDING TECH INC	2,250		38,498
CORELOGIC INC	9,228		339,867
CORE-MARK HOLDING CO INC	19,320		832,112
COVANTA HOLDING CORP	44,917		700,705
COVENANT TRANSPORT GROUP CL A	2,830		54,732
COVISINT CORP	3,847		7,309
COWEN GROUP INC A	11,500		178,250
CPI AEROSTRUCTURES INC	900		8,325
CRA INTERNATIONAL INC	4,216		154,306
CRAFT BREW ALLIANCE INC	8,617		145,627
CRAY INC	2,518		52,123
CREE INC	38,059		1,004,377
CROCS INC	16,020		109,897

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CROSS COUNTRY HEALTHCARE INC	8,492		132,560
CRYOLIFE INC	8,994		172,235
CSG SYSTEMS INTL INC	7,285		352,594
CSW INDUSTRIALS INC W/I	2,135		78,675
CU BANCORP	257		9,201
CUBIC CORP	7,467		358,043
CULP INC	4,391		163,126
CUMULUS MEDIA INC CL A	2,441		2,490
CURTISS WRIGHT CORPORATION	9,549		939,240
CUSTOMERS BANCORP INC	5,579		199,840
CVB FINANCIAL CORP	31,386		719,681
CVR ENERGY INC	2,603		66,090
CYNOSURE INC CL A	6,771		308,758
CYPRESS SEMICONDUCTOR CORP	17,815		203,804
DAKTRONICS INC	15,099		161,559
DANA INC	18,153		344,544
DARDEN RESTAURANTS INC	6,475		470,862
DARLING INGREDIENTS INC	67,785		875,104
DATALINK CORP	5,770		64,970
DAWSON GEOPHYSICAL CO	12,048		96,866
DEAN FOODS CO	37,860		824,591
DECKERS OUTDOOR CORP	10,074		557,999
DEL FRISCOS RESTAURANT GP INC	11,081		188,377
DEL TACO RESTAURANTS INC	8,473		119,639
DELEK US HOLDINGS INC	25,660		617,636
DENBURY RESOURCES INC	34,407		126,618
DERMA SCIENCES INC	2,000		10,400
DESTINATION MATERNITY INC	396		2,047
DESTINATION XL GROUP INC	20,171		85,727
DEVRY EDUCATION GROUP INC	31,073		969,478
DHI GROUP INC	11,819		73,869
DHT HOLDINGS INC	32,911		136,252
DIAMOND OFFSHORE DRILLING	43,905		777,119
DIGI INTERNATIONAL INC	16,542		227,453
DIGIRAD CORP	4,600		23,000
DIGITALGLOBE INC	26,339		754,612
DILLARDS INC CL A	12,315		772,027
DIME COMMUNITY BANCSHARES INC	18,296		367,750
DINEEQUITY INC	2,238		172,326
DIODES INC	23,825		611,588
DIXIE GROUP INC	3,539		12,740
DMC GLOBAL INC	6,981		110,649
DOMTAR CORP	26,560		1,036,637
DONEGAL GROUP INC CL A	3,677		64,274
DORIAN LPG LTD	1,197		9,827

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
DOUGLAS DYNAMICS INC	7,244		243,761
DOVER MOTORSPORTS INC	4,100		9,430
DR HORTON INC	3,707		101,312
DRIL-QUIP INC	14,254		855,953
DSP GROUP	12,470		162,734
DSW INC CL A	23,447		531,075
DUCOMMUN INC	6,929		177,105
DYCOM INDUSTRIES INC	7,701		618,313
DYNEGY INC NEW DEL	44,348		375,184
E TRADE FINANCIAL CORP	19,773		685,134
ECHO GLOBAL LOGISTICS INC	1,217		30,486
ECHOSTAR CORP CL A	12,372		635,797
ECLIPSE RESOURCES CORP	9,286		24,794
ECOLOGY INC	1,635		80,360
EDGEWELL PERSONAL CARE CO	867		63,282
ELECTRO SCIENTIFIC INDS INC	181,581		1,074,960
ELECTROMED INC	1,717		6,662
ELECTRONICS FOR IMAGING INC	18,965		831,805
ELLIS (PERRY) INTL INC	11,890		296,180
EMC INSURANCE GROUP INC	4,025		120,790
EMCOR GROUP INC	8,781		621,344
EMCORE CORP	6,970		60,639
EMERGENT BIOSOL	16,200		532,008
EMERGENT CAPITAL INC	11,085		13,413
EMPLOYERS HOLDINGS INC	15,328		606,989
ENANTA PHARMACEUTICALS INC	2,638		88,373
ENCORE CAP GROUP INC	19,250		551,513
ENCORE WIRE CORPORATION	7,480		324,258
ENDO INTERNATIONAL PLC	40,591		668,534
ENDURANCE SPECIALTY HLDGS LTD	31,206		2,883,434
ENERGIZER HLDGS INC	3,958		176,566
ENERNOC INC	5,100		30,600
ENERSYS INC	7,983		623,472
ENGILITY HOLDINGS INC	2,281		76,870
ENLINK MIDSTREAM LLC	2,517		47,949
ENNIS INC	8,746		151,743
ENOVA INTL INC	21,010		263,676
ENPRO INDUSTRIES INC	6,287		423,492
ENSIGN GROUP INC	12,600		279,846
ENSTAR GROUP LTD	6,202		1,226,135
ENTEGRIS INC	53,610		959,619
ENTERCOM COMM CORP CL A	10,909		166,908
ENTERPRISE FINL SVCS CORP	6,777		291,411
ENVISION HEALTHCARE CORP	20,296		1,284,534
EPLUS INC	3,350		385,920

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ERA GROUP INC	5,470		92,826
ESCALADE	1,300		17,160
ESCO TECHNOLOGIES INC	3,915		221,785
ESPEY MFG.&ELECTRIC	272		6,950
ESSA BANCORP INC	3,403		53,495
ESSENDANT INC	8,755		182,980
ESTERLINE TECHNOLOGIES CORP	12,477		1,112,948
ETHAN ALLEN INTERIORS INC	5,674		209,087
EVERBANK FINANCIAL CORP	21,008		408,606
EVEREST REINSURANCE GROUP LTD	3,493		755,885
EVERI HOLDINGS INC	26,303		57,078
EVINE LIVE INC CL A	4,996		7,494
EXACTECH INC	4,565		124,625
EXAR CORP	20,663		222,747
EXLSERVICE HOLDINGS INC	3,158		159,290
EXPRESS INC	22,707		244,327
EXTERRAN CORP	13,901		332,234
EZCORP INC CL A NON VTG	103,000		1,096,950
FABRINET	6,711		270,453
FARMERS CAPITAL BANK CORP	1,003		42,176
FARMERS NATL BANC CORP	3,826		54,329
FARO TECHNOLOGIES INC	4,964		178,704
FBL FINANCIAL GROUP INC CL A	9,286		725,701
FCB FINANCIAL HLDGS INC CL A	4,581		218,514
FEDERAL AGRI MTG NON VTG CL C	3,241		185,612
FEDERAL MOGUL HLDGS CORP CL A	31,720		327,033
FEDERAL SIGNAL CORP	9,211		143,784
FEDERATED NATIONAL HOLDING CO	3,565		66,630
FERROGLOBE PLC	45,262		490,187
FERROGLOBE REP&WARRANTY INS TR	21,777		-
FIDELITY SOUTHERN CORP	9,321		220,628
FINANCIAL INSTITUTIONS INC	3,480		119,016
FINISAR CORP	35,958		1,088,449
FINISH LINE INC CL A	15,295		287,699
FIRST AMERICAN FINANCIAL CORP	14,985		548,901
FIRST BANCORP INC ME	2,185		72,324
FIRST BANCORP NC	4,180		113,445
FIRST BANCORP PUERTO RICO	24,640		162,870
FIRST BUSEY CORP	7,721		237,652
FIRST BUSINESS FIN SVCS INC	357		8,468
FIRST CITIZEN BANCSHARES INC A	920		326,600
FIRST COMMONWEALTH FINL CORP	38,571		546,937
FIRST COMMUNITY BANCSHARES INC	4,945		149,042
FIRST CONNECTICUT BANCORP	1,226		27,769
FIRST DEFIANCE FINL CORP	1,026		52,059

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FIRST FINANCIAL BANCORP	30,024		854,183
FIRST FINANCIAL INDIANA	1,588		83,846
FIRST FINANCIAL NORTWEST INC	4,521		89,245
FIRST FOUNDATION INC	531		15,134
FIRST INTST BANCSYST INC CL A	7,088		301,594
FIRST MERCHANTS CORP	12,999		489,412
FIRST MIDWEST BANCORP INC DEL	30,670		773,804
FIRST NBC BANK HOLDING COMPANY	2,019		14,739
FIRST NORTHWEST BANCORP	553		8,627
FIRST OF LONG ISLAND CORP	901		25,724
FIRST SOLAR INC	21,920		703,413
FIRST SOURCE CORP	2,871		128,219
FIRSTCASH INC	25,693		1,207,571
FIVE STAR QUALITY CARE INC	2,230		6,021
FLAGSTAR BANCORP INC	17,690		476,569
FLEX LTD	57,358		824,234
FLEXIBLE SOLUTIONS INTL INC	4,800		6,528
FLEXSTEEL IND	2,645		163,117
FLOTEK INDUSTRIES INC	900		8,451
FLUOR CORP	3,498		183,715
FLUSHING FINANCIAL CORP	12,900		379,131
FMC TECHNOLOGIES INC	24,163		858,511
FNB CORP PA	55,686		892,647
FNFV GROUP	5,768		79,022
FORESTAR GROUP INC	39,723		528,316
FORMFACTOR INC	21,213		237,586
FORUM ENERGY TECHNOLOGIES INC	49,502		1,089,044
FORWARD AIR CORP	5,428		257,179
FOSSIL GROUP INC	6,273		162,220
FOSTER L B CO CL A	3,870		52,632
FRANKLIN ELECTRIC CO. INC.	1,855		72,160
FREDS INC CL A	18,000		334,080
FREIGHTCAR AMERICA INC	7,555		112,796
FRESH DEL MONTE PRODUCE INC	20,165		1,222,604
FRONTIER COMMUNICATIONS CORP	438,181		1,481,052
FRP HOLDINGS INC	760		28,652
FTD COS INC	12,991		309,705
FTI CONSULTING INC	18,693		842,680
FULLER H B CO	15,516		749,578
FULTON FINANCIAL CORP	71,750		1,348,900
FUTUREFUEL CORP	14,940		207,666
G & K SERVICES INC CL A	4,625		446,081
GAIA INC CL A	1,438		12,439
GAIN CAPITAL HOLDINGS INC	23,065		151,768
GAMESTOP CORP CL A	35,840		905,318

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
GANNETT CO INC NEW	44,579		432,862
GASLOG LTD	9,636		155,140
GATX CORP	7,580		466,776
GENCOR INDUSTRIES INC	2,031		31,887
GENERAL CABLE CORP DEL	21,076		401,498
GENERAL COMMUNICATIONS CL A	3,354		65,235
GENESCO INC	9,330		579,393
GENESEE & WYOMING INC CL A	19,711		1,368,141
GENTEX CORP	8,744		172,169
GENWORTH FINANCIAL INC A	23,897		91,048
GEOSPACE TECHNOLOGIES CORP	1,361		27,710
GERMAN AMERICAN BANCORP INC	2,000		105,220
GIBRALTAR INDUSTRIES INC	10,477		436,367
GIGPEAK INC	10,281		25,908
G-III APPAREL GROUP LTD	15,580		460,545
GLACIER BANCORP INC	14,688		532,146
GLATFELTER	16,763		400,468
GLOBAL EAGLE ENTERTAINMENT INC	1,935		12,500
GLOBAL INDEMNITY LTD	2,186		83,527
GLOBAL POWER EQUIPMENT GROUP	7,030		33,182
GOLD RESOURCE CORP	2,679		11,654
GOLDEN OCEAN GROUP LTD	1,900		8,949
GOLDFIELD CORP	14,468		73,787
GOODYEAR TIRE & RUBBER CO	39,706		1,225,724
GORDMANS STORES INC	2,936		2,011
GORMAN-RUPP CO	1,512		46,796
GP STRATEGIES CORP	2,995		85,657
GRAHAM CORPORATION	800		17,720
GRAHAM HOLDINGS CO	1,527		781,748
GRAND CANYON EDUCATION INC	3,700		216,265
GRANITE CONSTRUCTION INC	21,102		1,160,610
GRAPHIC PACKAGING HOLDING CO	7,993		99,753
GRAY TELEVISION INC	20,326		220,537
GREAT LAKES DREDGE & DOCK CORP	13,711		57,586
GREAT SOUTHERN BANCORP INC	5,196		283,961
GREAT WESTERN BANCORP INC	13,251		577,611
GREEN BANCORP INC	519		7,889
GREEN BRICK PARTNERS INC	1,970		19,799
GREEN DOT CORP CLASS-A	43,635		1,027,604
GREEN PLAINS INC	15,908		443,038
GREENBRIER COMPANIES INC	10,591		440,056
GREENLIGHT CAPITAL RE LTD A	15,037		342,844
GREIF INC CL A	10,414		534,342
GRIFFON CORP	8,844		231,713
GROUP 1 AUTOMOTIVE INC	9,228		719,230

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
GUARANTY BANCORP	1,792		43,366
GUESS INC	53,162		643,260
GULF ISLAND FABRICATION INC	7,026		83,609
GULFMARK OFFSHORE INC CLASS A	11,094		19,415
GULFPORT ENERGY CORP	12,747		275,845
H&E EQUIPMENT SERVICES INC	1,300		30,225
HACKETT GROUP INC	9,946		175,646
HAEMONETICS CORP MASS	12,368		497,194
HALLADOR PETROLEUM CO	1,473		13,390
HALLMARK FIN SERVICES INC	2,831		32,925
HALYARD HEALTH INC	27,145		1,003,822
HANCOCK HOLDING CO	26,241		1,130,987
HANGER INC	5,290		60,831
HANMI FINANCIAL CORPORATION	10,244		357,516
HANOVER INSURANCE GROUP INC	17,900		1,629,079
HARDINGE INC	8,519		94,391
HARMAN INTL IND INC NEW	14,862		1,652,060
HARMONIC INC	42,733		213,665
HARRIS CORP	455		46,624
HARTE-HANKS INC	22,130		33,416
HARVARD BIOSCIENCES INC	12,612		38,467
HAVERTY FURNITURE COS INC	9,000		213,300
HAWAIIAN HLDGS INC	8,775		500,175
HAWAIIAN TELCOM HOLDCO INC	5,439		134,778
HAWKINS INC	2,961		159,746
HAYNES INTL INC	6,822		293,278
HC2 HOLDINGS INC	2,403		14,250
HCI GROUP INC	3,672		144,971
HEALTHWAYS INC	13,384		304,486
HEARTLAND FINANCIAL USA INC	5,583		267,984
HECLA MINING CO	227,322		1,191,167
HEIDRICK & STRUGGLES INTL INC	7,475		180,521
HELEN OF TROY LTD	8,366		706,509
HELIX ENERGY SOL GRP INC	70,006		617,453
HELMERICH & PAYNE INC	24,617		1,905,356
HERITAGE COMMERCE CORP	3,853		55,599
HERITAGE CRYSTAL CLEAN INC	2,278		35,765
HERITAGE FINANCIAL CORP WASH	14,586		375,590
HERITAGE INSURANCE HOLDINGS IN	1,000		15,670
HERITAGE OAKS BANCORP	1,279		15,770
HHGREGG INC	12,045		17,224
HILLTOP HLDGS I	35,827		1,067,645
HMS HOLDINGS CORP	9,732		176,733
HOLLYFRONTIER CORP	33,246		1,089,139
HOMESTREET INC	9,754		308,226

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HOMETRUST BANCSHARES INC	4,475		115,903
HOOKER FURNITURE CORP	4,681		177,644
HOPE BANCORP INC	59,965		1,312,634
HORACE MANN EDUCATORS CORP	16,151		691,263
HORIZON BANCORP INDIANA	6,576		184,128
HORIZON GLOBAL CORP	2,999		71,976
HORNBECK OFFSHORE SERVICES INC	7,548		54,497
HOUGHTON MIFFLIN HARCOURT CO	19,360		210,056
HOUSTON WIRE & CABLE CO	3,800		24,700
HRG GROUP INC	19,982		310,920
HUB GROUP INC CL A	7,494		327,863
HUDSON TECHNOLOGIES INC	1,767		14,154
HUNTINGTON BANCSHARES INC	72,563		959,283
HUNTSMAN CORP	73,385		1,400,186
HURCO INC	2,277		75,369
HURON CONSULTING GROUP INC	6,592		333,885
HYSTER-YALE MATRS	619		39,474
IAC/INTERACTIVECORP	2,302		149,147
IBERIABANK CORP	20,700		1,733,625
ICAD INC	2,800		9,058
ICF INTERNATIONAL INC	8,555		472,236
ICONIX BRAND GROUP INC	21,044		196,551
ICU MEDICAL INC	3,262		480,656
IDT CORP CL B NEW	5,318		98,596
IES HOLDINGS INC	467		8,943
II-VI INC.	25,479		755,452
ILG INC	51,022		927,070
IMPAX LABORATORIES INC	8,296		109,922
INDEPENDENT BANK CORP MASS	5,089		358,520
INDEPENDENT BANK GROUP INC	778		48,547
INFINITY PPTY & CASUALTY CORP	2,158		189,688
INGEVITY CORP	211		11,575
INGLES MARKETS INC-CL A	5,171		248,725
INGREDION INC	6,712		838,732
INNERWORKINGS INC	19,997		196,970
INNOPHOS HOLDINGS INC	4,799		250,796
INNOSPEC INC	5,066		347,021
INSEEGO CORP	13,943		34,021
INSIGHT ENTERPRISES INC	1,200		48,528
INSTEEL INDUSTRIES INC	8,006		285,334
INTEGER HOLDINGS CORP	9,363		275,740
INTEGRA LIFESCIENCES HLDS CORP	4,002		343,332
INTELIQUENT INC	19,665		450,722
INTER PARFUMS INC	4,624		151,436
INTERACTIVE BROKERS GROUP INC	9,189		335,490

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
INTERNAP CORP	16,675		25,680
INTERNATIONAL BANCSHARES CORP	29,279		1,194,583
INTERNATIONAL GAME TECHNGY PLC	52,047		1,328,239
INTERNATIONAL SPEEDW A (1/5VT)	8,700		320,160
INTERSIL CORPORATION CL A	36,327		810,092
INTEVAC INC	10,220		87,381
INTL FCSTONE INC	6,402		253,519
INTRALINKS HLDGS INC	21,063		284,772
INTRAWEST RESORTS HLDGS INC	3,802		67,866
INTREPID POTASH INC	25,443		52,921
INVACARE CORP	20,595		268,765
INVENTURE FOODS	1,096		10,796
INVESTMENT TECH GROUP INC	32,035		632,371
INVESTORS BANCORP INC NEW	107,889		1,505,052
INVESTORS TITLE CO	114		18,033
IRIDIUM COMMUNICATIONS INC	28,717		275,683
IROBOT CORP	3,481		203,464
ITRON INC	3,432		215,701
ITT INC	18,044		695,957
IXIA	2,534		40,797
IXYS CORP DEL	12,451		148,167
J ALEXANDERS HLDGS INC	1,100		11,825
J2 GLOBAL INC	3,977		325,319
JABIL CIRCUIT INC	82,807		1,960,042
JACOBS ENGINEERING GROUP INC	49,687		2,832,159
JANUS CAPITAL GROUP INC	14,276		189,443
JETBLUE AIRWAYS CORP	87,600		1,963,992
JOY GLOBAL INC	5,475		153,300
K12 INC	15,781		270,802
KADANT INC	3,704		226,685
KAMAN CORP	34,144		1,670,666
KAPSTONE PAPER & PCKGING CORP	31,138		686,593
KAR AUCTION SERVICES INC	5,304		226,056
KB HOME	12,983		205,261
KCG HOLDINGS INC CL A	21,873		289,817
KEARNY FINANCIAL CORP	30,399		472,704
KELLY SERVICES INC CL A	18,019		412,995
KEMET CORP	9,968		66,088
KEMPER CORP	21,255		941,597
KEWAUNEE SCIENTIFIC CORP	482		11,785
KEYW HOLDING CORP	4,210		49,636
KIMBALL ELECTRONICS INC	12,463		226,827
KIMBALL INTL INC CL B	11,193		196,549
KINDRED HEALTHCARE INC	28,657		224,957
KIRBY CORP	18,047		1,200,126

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
KIRKLANDS INC	7,600		117,876
KLX INC W/I	28,817		1,299,935
KMG CHEMICALS INC	5,186		201,684
KNIGHT TRANSPORTATION INC	13,978		461,973
KNOWLES CORP	28,246		471,991
KONA GRILL INC	911		11,433
KORN/FERRY INTL	21,360		628,625
KOSMOS ENERGY LTD	54,762		383,882
KRATON CORP	10,239		291,607
KRATOS DEFENSE & SEC SOLTN INC	32,839		243,009
KRONOS WORLDWIDE INC	1,000		11,940
KULICKE & SOFFA INDUSTRIES INC	92,331		1,472,679
KVH INDUSTRIES INC	800		9,440
LA QUINTA HOLDINGS INC	7,149		101,587
LA Z BOY INC	21,424		665,215
LADENBURG THALMANN FINL SVCS	8,200		20,008
LAKELAND BANCORP INC	14,345		279,728
LAKELAND FINANCIAL CORP	6,904		326,973
LANDEC CORP	5,429		74,920
LANDMARK BANCORP INC	604		16,930
LATTICE SEMICONDUCTOR CORP	28,675		211,048
LAYNE CHRISTENSEN CO	50,802		552,218
LCNB CORPORATION	2,003		46,570
LEAF GROUP LTD	5,214		34,152
LEAR CORP NEW	4,405		583,090
LEGACYTEXAS FINANCIAL GRP INC	39,845		1,715,726
LEGG MASON INC	50,411		1,507,793
LEMAITRE VASCULAR INC	2,700		68,418
LEUCADIA NATIONAL CORP	31,541		733,328
LHC GROUP INC	6,635		303,220
LIBBEY INC.	9,364		182,223
LIBERTY EXPEDIA HLDGS INC CL A	4,518		179,229
LIBERTY TAX INC CL A	790		10,586
LIBERTY TRIPADVISOR HOLDG A WI	23,007		346,255
LIBERTY VENTURES CL A	6,777		249,868
LIFEPOINT HEALTH INC	15,361		872,505
LIFETIME BRANDS INC	8,088		143,562
LIMELIGHT NETWORKS INC	3,135		7,900
LIMONEIRA CO	1,903		40,934
LINDSAY CORP	297		22,159
LIQUIDITY SERVICES INC	8,196		79,911
LITTELFUSE INC	364		55,244
LMI AEROSPACE INC	3,590		30,946
LSB INDUSTRIES INC	8,252		69,482
LSI INDUSTRIES INC	3,710		36,135

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LUMINEX CORP	7,951		160,849
LUMOS NETWORKS CORP—WI	9,345		145,969
LYDALL INC	1,300		80,405
LYON WILLIAM HOMES CLS A	11,485		218,560
M D C HOLDINGS INC	21,822		559,953
M/I HOMES INC	19,890		500,830
MACQUARIE INFRASTRUCTURE CORP	6,166		503,762
MADISON SQUARE GARDEN CO/THE	5,020		860,980
MAGELLAN HEALTH INC	11,627		874,932
MAIDEN HLDGS LTD	32,080		559,796
MAINSOURCE FINACIAL GROUP INC	8,833		303,855
MALLINCKRODT PLC	28,176		1,403,728
MANITOWOC CO INC	58,009		346,894
MANITOWOC FOODSERVICE INC W/I	24,644		476,369
MANPOWERGROUP INC	24,701		2,195,178
MANTECH INTL CORP CL A	12,175		514,394
MARCHEX INC	12,388		32,828
MARCUS CORP	2,410		75,915
MARINEMAX INC	10,666		206,387
MARLIN BUSINESS SERVICES CORP	5,620		117,458
MARRIOTT VACATIONS WORLD	14,800		1,255,780
MARTEN TRANSPORT LTD	14,842		345,819
MARTIN MARIETTA MATERIALS INC	295		65,351
MARVELL TECHNOLOGY GROUP LTD	113,516		1,574,467
MASTEC INC	32,993		1,261,982
MATERION CORP	47,200		1,869,120
MATRIX SERVICE CO	13,883		315,144
MATSON INC	17,285		611,716
MATTHEWS INTL CORP CL A	8,707		669,133
MAXLINEAR INC CL A	19,204		418,647
MAXWELL TECHNOLOGIES INC	11,331		58,015
MB FINANCIAL INC	13,341		630,095
MBIA INC	59,618		637,913
MBT FINANCIAL CORP	4,146		47,057
MCCLATCHY COMPANY CL A	1,642		21,642
MCDERMOTT INTL INC	108,989		805,429
MCEWEN MINING INC	24,025		69,913
MCGRATH RENTCORP	8,138		318,928
MEDIA GENERAL INC	6,927		130,435
MEDICINES CO	8,085		274,405
MEDNAX INC	8,258		550,478
MEETME INC	21,560		106,291
MENTOR GRAPHICS CORP	13,771		508,012
MERCANTILE BANK CORP	4,609		173,759
MERCER INTERNATIONAL INC	13,589		144,723

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MERCHANTS BANCSHARES INC	979		53,062
MERCURY SYSTEMS INC	59,780		1,806,552
MEREDITH CORP.	12,781		755,996
MERIDIAN BANCORP INC	8,915		168,494
MERIT MEDICAL SYSTEMS INC	16,512		437,568
MERITAGE HOMES CORP	15,110		525,828
META FINL GROUP INC	3,686		379,289
MGP INGREDIENTS INC	700		34,986
MICROSEMI CORP	6,768		365,269
MIDSOUTH BANCORP INC	1,839		25,010
MIDWESTONE FINANCIAL GRP INC	423		15,905
MILLER INDUSTRIES INC TENN	5,750		152,088
MINERALS TECHNOLOGIES INC	11,642		899,345
MISTRAS GROUP INC	3,276		84,128
MITCHAM INDUSTRIES INC	900		3,735
MKS INSTRUMENTS INC	15,463		918,502
MOBILE MINI INC	13,191		399,028
MODINE MANUFACTURING CO	18,994		283,011
MODUSLINK GLOBAL SOLUTIO INC	9,387		13,705
MOLINA HEALTHCARE INC	18,666		1,012,817
MONARCH CASINO & RESORT INC	1,818		46,868
MOOG INC CL A	11,562		759,392
MOTORCAR PARTS OF AMERICA INC	2,675		72,011
MOVADO GROUP INC	919		26,421
MRC GLOBAL INC	31,781		643,883
MSG NETWORKS INC CL A	16,485		354,428
MUELLER INDUSTRIES INC	18,621		744,095
MULTI COLOR CO.	4,330		336,008
MURPHY OIL CORP	49,802		1,550,336
MURPHY USA INC	6,332		389,228
MYERS INDUSTRIES	13,087		187,144
MYR GROUP INC/DELAWARE	8,332		313,950
NABORS INDUSTRIES LTD	109,823		1,801,097
NACCO INDUSTRIES INC CL A	141		12,768
NANOMETRICS INC	9,165		229,675
NAPCO SECURITY TECHNOLOGIES IN	4,193		35,641
NASDAQ INC	8,251		553,807
NATIONAL BK HLDGS CORP	12,758		406,853
NATIONAL GEN HLDGS CORP	14,372		359,156
NATIONAL HEALTHCARE CORP	2,894		219,336
NATIONAL PRESTO INDS	121		12,874
NATIONAL WESTN LIFE GRP INC- A	375		116,550
NATURAL ALTERNATIVES INTL INC	1,498		16,927
NATURAL GAS SERVICES GROUP	7,953		255,689
NATURES SUNSHINE PRODUCTS INC	1,481		22,215

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NATUS MEDICAL INC	2,388		83,102
NAVIENT CORP	112,281		1,844,777
NAVIGANT CONSULTING INC	17,971		470,481
NAVIGATORS GROUP INC	6,402		753,836
NBT BANCORP INC	6,882		288,218
NCI INC CL A	900		12,555
NEENAH PAPER INC	2,297		195,704
NELNET INC CL A	36,180		1,836,135
NEOPHOTONICS CO	16,950		183,230
NETGEAR INC	37,137		2,018,396
NETSCOUT SYSTEMS INC	2,186		68,859
NEUSTAR INC CL A	7,125		237,975
NEW HOME CO INC	1,500		17,565
NEW MEDIA INVSTMNT GRP INC	22,487		359,567
NEW YORK COMMUNITY BANCORP INC	44,071		701,170
NEW YORK TIMES CO CL A	39,947		531,295
NEWFIELD EXPLORATION CO	18,913		765,977
NEWPARK RESOURCES INC	118,300		887,250
NEWS CORP NEW CL A	91,444		1,047,948
NEWS CORP NEW CL B	40,338		475,988
NEWSTAR FINANCIAL INC	2,902		26,844
NICOLET BANKSHARES INC	237		11,303
NMI HOLDINGS INC	12,264		130,612
NN INC	13,869		264,204
NOBLE CORP PLC	52,865		312,961
NORDIC AMERICAN TANKER LTD	3,668		30,811
NORTHERN OIL AND GAS INC	2,575		7,081
NORTHFIELD BANCORP INC NEW	25,298		505,201
NORTHRIM BANCORP INC	2,652		83,803
NORTHWEST BANCSHARES INC	36,612		660,114
NORTHWEST PIPE CO	6,323		108,882
NOVANTA INC	6,523		136,983
NOW INC	35,644		729,633
NRG ENERGY INC	56,643		694,443
NUTRACEUTICAL INTL CORP	3,835		134,033
NUVASIVE INC	3,555		239,465
NUVECTRA CORP	3,121		15,699
NV5 GLOBAL INC	3,142		104,943
NVE CORP	340		24,286
OASIS PETROLEUM INC	100,007		1,514,106
OCEANEERING INTERNATIONAL INC	8,983		253,410
OCEANFIRST FINANCIAL CORP	4,452		133,694
OCLARO INC	31,707		283,778
OFFICE DEPOT INC	148,803		672,590
OFG BANCORP	17,758		232,630

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
OIL STATES INTERNATIONAL INC	27,439		1,070,121
OIL-DRI CORP OF AMERICA	943		36,032
OLD LINE BANCSHARES INC	1,286		30,838
OLD NATIONAL BANCORP (IND)	57,186		1,037,926
OLD REPUBLIC INTL CORP	83,698		1,590,262
OLD SECOND BANCORP	1,055		11,658
OLIN CORP	53,906		1,380,533
OLLIES BARGAIN OUTLET HOLDINGS	4,020		114,369
OLYMPIC STEEL INC	4,828		116,982
OMEGA PROTEIN CORP	8,800		220,440
OMNICELL INC	14,235		482,567
OMNOVA SOLUTIONS INC	10,400		104,000
ON ASSIGNMENT INC	16,145		712,963
ON SEMICONDUCTOR CORP	139,236		1,776,651
ONEBEACON INSURANCE GROUP LTD	6,407		102,832
OPPENHEIMER HLDGS CL A NON-VTG	2,993		55,670
OPUS BANK	5,065		152,203
ORASURE TECHNOLOGIES INC	30,203		265,182
ORBCOMM INC	13,069		108,081
ORBITAL ATK INC	4,024		353,026
ORCHIDS PAPER PRODUCTS CO	3,740		97,913
ORION ENERGY SYSTEMS INC	3,100		6,727
ORION GROUP HOLDINGS INC	12,325		122,634
ORITANI FINL CORP NEW	20,574		385,763
ORMAT TECHNOLOGIES INC	11,998		643,333
ORRSTOWN FINANCIAL SERVICES	535		11,984
ORTHOFIX INTL NV (NASDQ)	710		25,688
OSHKOSH CORP	10,223		660,508
OSI SYSTEMS INC	4,830		367,660
OVERSTOCK.COM INC DEL	5,541		96,968
OWENS AND MINOR INC	25,627		904,377
OWENS CORNING INC	29,355		1,513,544
PACIFIC CONTINENTAL CORP	7,311		159,745
PACIFIC DRILLING SA (US)	1,489		6,045
PACIFIC ETHANOL INC	11,058		105,051
PACIFIC MERCANTILE BANCORP	3,090		22,557
PACIFIC PREMIER BANCORP INC	1,019		36,022
PACWEST BANCORP	57,875		3,150,715
PAM TRANSPORTAION	566		14,705
PANHANDLE OIL & GAS CL A	2,200		51,810
PARK ELECTROCHEMICAL CORP.	7,589		141,535
PARK NATIONAL CORP	2,772		331,698
PARK OHIO HLDGS CORP	2,716		115,702
PARK STERLING CORP	14,170		152,894
PARKER DRILLING CO	66,147		171,982

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PARTY CITY HOLDCO INC	4,243		60,251
PATRIOT TRANSPORTATION HLD INC	253		5,895
PATTERSON-UTI ENERGY INC	84,142		2,265,103
PBF ENERGY INC CL A	32,097		894,864
PC CONNECTION INC	5,800		162,922
PCM INC	4,626		104,085
PDC ENERGY INC	3,919		284,441
PDF SOLUTIONS INC	5,547		125,085
PDL BIOPHARMA INC	2,694		5,711
PEAPACK GLADSTONE FINL CORP	3,031		93,597
PENNEY (J.C.) CO INC	87,903		730,474
PENSKE AUTOMOTIVE GROUP INC	31,207		1,617,771
PEOPLES BANCORP INC	5,539		179,796
PEOPLES UNITED FINANCIAL INC	128,259		2,483,094
PEOPLES UTAH BANCORP	888		23,843
PERCEPTRON INC	3,435		22,808
PERFICIENT INC	6,930		121,206
PHARMERICA CORP	17,800		447,670
PHH CORP	34,500		523,020
PHI INC NON VTG	6,294		113,418
PHOTRONIC INC	139,348		1,574,632
PICO HOLDINGS INC	11,406		172,801
PIER 1 IMPORTS INC	20,784		177,495
PINNACLE FINL PARTNERS INC	10,765		746,015
PINNACLE FOODS INC	12,446		665,239
PIONEER ENERGY SVCS CORP	44,100		302,085
PIPER JAFFRAY COS	25,570		1,853,825
PLEXUS CORP	13,743		742,672
POPULAR INC	29,900		1,310,218
POST HOLDINGS INC	26,282		2,112,810
POTBELLY CORP	7,000		90,300
POWELL INDUSTRIES INC	5,322		207,558
PRA GROUP INC	393		15,366
PREFERRED BANK LOS ANGELES	3,596		188,502
PREMIER FINANCIAL BANCORP	1,535		30,854
PRESTIGE BRANDS HOLDINGS INC	17,668		920,503
PRIMERICA INC	10,115		699,452
PRIMORIS SVCS CORP	1,846		42,052
PRIVATEBANCORP INC	19,915		1,079,194
PROASSURANCE CORPORATION	8,814		495,347
PROGRESS SOFTWARE CORP	11,300		360,809
PROSPERITY BANCSHARES INC	24,020		1,724,156
PROVIDENCE SERVICE CORP	1,740		66,207
PROVIDENT FINANCIAL HLDGS INC	2,348		47,477
PROVIDENT FINANCIAL SVCS INC	17,240		487,892

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PULTEGROUP INC	140,129		2,575,571
QAD INC CL A	263		7,995
QCR HOLDINGS INC	1,310		56,723
QEP RESOURCES INC	67,163		1,236,471
QORVO INC	27,870		1,469,585
QUAD/GRAPHICS INC CL A	13,354		358,956
QUANEX BUILDING PRODUCTS	15,828		321,308
QUANTA SVCS INC	62,179		2,166,938
QUINSTREET INC	16,796		63,153
QUORUM HEALTH CORPORATION WI	9,504		69,094
RADIAN GROUP INC	58,253		1,047,389
RADISYS CORP	9,312		41,252
RAMBUS INC	10,005		137,769
RAVEN INDUSTRIES INC	2,029		51,131
RBC BEARINGS INC	1,364		126,593
RCI HOSPITALITY HOLDINGS INC	6,809		116,434
READING INTL INC CL A	5,124		85,058
REAL INDUSTRY INC	1,942		11,846
REALNETWORKS INC	4,000		19,440
REALOGY HOLDINGS CORP	34,312		882,848
RED LION HOTEL CORP	6,427		53,665
RED ROBIN GOURMET BURGERS INC	3,401		191,816
REGAL BELOIT CORP	14,084		975,317
REGIONAL MANAGEMENT CORP	3,371		88,590
REGIS CORPORATION	3,135		45,520
REINSURANCE GROUP OF AMERICA	21,582		2,715,663
RELIANCE STEEL & ALUMINUM CO	31,460		2,502,328
RENAISSANCERE HLDGS LTD	15,857		2,160,041
RENASANT CORP	8,774		370,438
RENEWABLE ENERGY GROUP INC	22,141		214,768
RENT A CTR INC	35,123		395,134
REPUBLIC BANCORP INC KY CL A	5,500		217,470
RESOLUTE FOREST PRODUCTS INC	6,968		37,279
RESOURCES CONNECTION INC	22,644		435,897
RETAILMENOT INC	11,544		107,359
REVOLUTION LTG TECHNLGIES INC	1,121		6,166
REX AMERICAN RESOURCES CORP	3,086		304,743
RICE ENERGY INC	16,143		344,653
RLI CORP	3,714		234,465
ROADRUNNER TRANSPORTATION SYST	16,191		168,224
ROCKY BRANDS INC	3,100		35,805
ROGERS CORP	6,947		533,599
ROWAN COMPANIES PLC	95,192		1,798,177
ROYAL GOLD INC	8,782		556,340
RPC INC	2,191		43,404

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
RPX CORP	26,279		283,813
RSP PERMIAN INC	25,332		1,130,314
RTI SURGICAL INC	22,608		73,476
RUBY TUESDAY INC	134,501		434,438
RUDOLPH TECHNOLOGIES INC	11,519		268,969
RUSH ENTERPRISES INC CL A	9,322		297,372
RYDER SYSTEM INC	19,200		1,429,248
S & T BANCORP	9,192		358,856
SAFETY INSURANCE GROUP INC	7,565		557,541
SAGA COMMUNICATIONS INC CL A	232		11,670
SAIA INC	2,289		101,059
SALEM MEDIA GROUP INC CL A	1,585		9,906
SANDERSON FARMS INC	10,056		947,677
SANDY SPRING BANCORP INC	10,645		425,694
SANFILIPPO (JOHN B) & SON INC.	2,117		149,016
SANMINA CORP	34,522		1,265,231
SANTANDER CONSMR USA HLDGS INC	21,731		293,369
SCANSOURCE INC	7,517		303,311
SCHNITZER STEEL INDS INC CL A	20,710		532,247
SCHOLASTIC CORP	13,073		620,837
SCHWEITZER-MAUDUIT INTL INC	3,042		138,502
SCICLONE PHARMACEUTICALS INC	16,510		178,308
SCORPIO TANKERS INC	79,067		358,174
SCRIPPS (EW) CO CL A	25,348		489,977
SEABOARD CORP	158		624,414
SEACHANGE INTL INC	23,776		54,685
SEACOAST BANKING CORP FLORIDA	10,949		241,535
SEACOR HOLDINGS INC	7,871		561,045
SEARS HOMETOWN&OUTLET STRS INC	3,370		15,839
SEASPINE HOLDINGS CORP	3,500		27,650
SEAWORLD ENTMT INC	4,467		84,560
SELECT MEDICAL HLDGS CORP	47,391		627,931
SELECTIVE INSURANCE GROUP INC	22,770		980,249
SEMGROUP CORP-CLASS A	24,945		1,041,454
SENECA FOODS CORP CL A	3,741		149,827
SENSIENT TECHNOLOGIES CORP	1,816		142,701
SEQUENTIAL BRANDS GROUP INC	1,867		8,738
SERVICE CORP INTERNATIONAL INC	9,123		259,093
SHENANDOAH TELECOM CO	12,371		337,728
SHILOH INDUSTRIES	6,300		43,533
SHIP FINANCE INTL LTD (NY)	17,328		257,321
SHOE CARNIVAL	5,961		160,828
SHORE BANCSHARES INC	890		13,573
SHORETEL INC	33,400		238,810
SHULMAN A INC	10,088		337,444

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SHUTTERFLY INC	8,697		436,415
SIERRA BANCORP	2,200		58,498
SIGMA DESIGNS INC	11,800		70,800
SILICON LABORATORIES INC	6,737		437,905
SIMMONS 1ST NATL CORP CL A	5,091		316,406
SIMPSON MANUFACTURING CO	19,145		837,594
SINCLAIR BROADCAST GROUP CL A	1,178		39,286
SKECHERS USA INC CL A	11,787		289,724
SKYWEST INC	36,100		1,315,845
SLM CORP	43,253		476,648
SM ENERGY CO	14,455		498,408
SMART & FINAL STORES INC	6,030		85,023
SNYDERS LANCE INC	18,822		721,635
SONIC AUTOMOTIVE INC CL A	19,162		438,810
SONIC CORP	909		24,098
SONOCO PRODUCTS CO	10,390		547,553
SONUS NETWORKS INC	14,193		89,416
SOTHEBY’S	12,651		504,269
SOUTH STATE CORP	5,566		486,468
SOUTHERN NATL BANCORP VA INC	2,073		33,873
SOUTHSIDE BANCSHARES INC	2,334		87,922
SOUTHWEST BANCORP INC OKLA	7,862		227,998
SOUTHWESTERN ENERGY CO	36,230		392,009
SP PLUS CORP	7,062		198,795
SPAN-AMERICA MED SYSTEMS INC	547		9,977
SPARTAN MOTORS INC	18,431		170,487
SPARTANNASH CO	12,845		507,891
SPARTON CORP	616		14,692
SPECTRUM PHARMACEUTICAL INC	16,023		70,982
SPEEDWAY MOTORSPORTS	8,839		191,541
SPIRIT AEROSYSTEM HLD INC CL A	9,252		539,854
SPIRIT AIRLINES INC	22,792		1,318,745
SPOK HOLDINGS INC	7,718		160,149
SPX FLOW INC	22,526		722,184
ST JOE COMPANY	2,549		48,431
STAGE STORES INC	14,649		64,016
STANDARD MOTOR PRODUCTS INC	2,256		120,064
STANDEX INTL CORP	894		78,538
STAPLES INC	117,811		1,066,190
STARTEK INC	139		1,175
STATE AUTO FINANCIAL CORP	3,015		80,832
STATE BANK FINANCIAL CORP	53,298		1,431,584
STEEL DYNAMICS INC	28,092		999,513
STEELCASE INC CLASS A	10,901		195,128
STEIN MART INC	7,961		43,626

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
STEPAN CO	4,889		398,356
STERLING BANCORP/DE	39,081		914,495
STERLING CONSTRUCTION CO INC	9,363		79,211
STEWART INFORMATION SERVICES	11,338		522,455
STIFEL FINANCIAL CORP	10,047		501,848
STILLWATER MINING CO	41,596		670,112
STOCK YARDS BANCORP INC	4,650		218,318
STONEGATE BANK	2,693		112,379
STONERIDGE INC	10,529		186,258
STRATTEC SEC CORP	870		35,061
SUFFOLK BANCORP	222		9,506
SUN BANCORP INC NJ	2,410		62,660
SUNCOKE ENERGY INC	29,499		334,519
SUPER MICRO COMPUTER INC	16,015		449,221
SUPERIOR ENERGY SERVICES INC	49,114		829,044
SUPERIOR INDUSTRIES INTL	7,494		197,467
SUPERIOR UNIFORM GROUP INC	3,094		60,704
SUPREME IND INC CL A	10,087		158,366
SVB FINL GROUP	5,607		962,498
SWIFT TRANSPORTATION CO CL A	17,782		433,170
SYKES ENTERPRISES INC	17,748		512,207
SYNCHRONOSS TECHNOLOGIES INC	7,033		269,364
SYNERGY RESOURCES CORP	26,743		238,280
SYNNEX CORP	15,344		1,856,931
SYNOVUS FINANICAL CORP	12,164		499,697
TAILORED BRANDS INC	3,533		90,268
TAKE-TWO INTERACTV SOFTWR INC	5,696		280,756
TANDY LEATHER FACTORY INC	1,300		10,530
TANGOE INC	900		7,092
TARGA RESOURCES CORP	23,137		1,297,292
TAYLOR MORRISON HME COR CLS A	9,162		176,460
TCF FINANCIAL CORPORATION	55,144		1,080,271
TEAM INC	3,260		127,955
TECH DATA CORP	15,429		1,306,528
TECHTARGET INC	5,113		43,614
TEEKAY CORP	1,238		9,941
TEEKAY TANKERS LTD CL A	12,286		27,766
TEGNA INC	85,920		1,837,829
TEJON RANCH CO	1,647		41,883
TELEDYNE TECHNOLOGIES INC	7,583		932,709
TELENAV INC	11,941		84,184
TELEPHONE & DATA SYSTEMS INC	38,716		1,117,731
TEREX CORP	11,743		370,257
TERRITORIAL BANCORP INC	4,359		143,150
TESCO CORP	22,448		185,196

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TESSCO TECHNOLOGIES INC	800		10,400
TETRA TECH INC	15,350		662,353
TETRA TECHNOLOGIES INC	83,663		419,988
TETRAPHASE PHARMACEUTICALS INC	12,928		52,100
TEXAS CAPITAL BANCSHARES INC	11,196		877,766
TEXTAINER GROUP HLDGS LTD	12,457		92,805
THE CHILDRENS PLACE INC	5,983		603,984
THERMON GROUP HOLDINGS INC	16,461		314,240
THOR INDUSTRIES INC	3,633		363,482
TIDEWATER INC	15,810		53,912
TILLY’S INC	5,779		76,225
TIME INC	48,521		866,100
TIMKENSTEEL CORP	19,017		294,383
TITAN INTERNATIONAL INC	96,112		1,077,416
TITAN MACHINERY INC	45,700		665,849
TIVO CORP	51,719		1,080,927
TOLL BROTHERS INC	70,289		2,178,959
TOMPKINS FINANCIAL CORP	700		66,178
TOOTSIE ROLL INDUSTRIES INC	853		33,907
TOPBUILD CORP	9,691		345,000
TOWER INTERNATIONAL INC	6,822		193,404
TOWNE BANK	3,180		105,735
TRANSOCEAN LTD	119,721		1,764,688
TRC COMPANIES INC	4,847		51,378
TRECORA RESOURCES	7,892		109,304
TREDEGAR CORP	9,246		221,904
TREEHOUSE FOODS INC	2,776		200,399
TREMOR VIDEO INC	4,600		11,454
TRI POINTE GROUP INC	82,154		943,128
TRICO BANCSHARES	7,386		252,453
TRIMAS CORP	15,541		365,214
TRINITY INDUSTRIES INC	56,615		1,571,632
TRIPLE-S MANAGEMENT CORP CL B	11,300		233,910
TRISTATE CAPITAL HOLDINGS INC	3,395		75,030
TRITON INTERNATIONAL LTD	16,034		253,337
TRIUMPH GROUP INC	18,043		478,140
TRONOX LTD CL A	18,832		194,158
TRUEBLUE INC	7,821		192,788
TRUSTCO BANK CORP NY	29,367		256,961
TRUSTMARK CORP	30,023		1,070,320
TTM TECHNOLOGIES INC	46,826		638,238
TUESDAY MORNING CORP	13,458		72,673
TUTOR PERINI CORP	20,867		584,276
TWIN DISC INC	4,160		60,736
UFP TECHNOLOGIES INC	847		21,556

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ULTRA CLEAN HOLDINGS INC	16,102		156,189
ULTRALIFE CORP	139		688
ULTRATECH INC	11,780		282,484
UMB FINANCIAL CORP	5,756		443,903
UMPQUA HOLDINGS CORP	78,347		1,471,357
UNIFI INC	4,376		142,789
UNIFIRST CORP	3,709		532,798
UNION BANKSHARES CORP	16,961		606,186
UNIT CORP	46,689		1,254,533
UNITED BANKSHARES INC. W VA.	7,992		369,630
UNITED CMNTY FINL CORP OHIO	10,006		89,454
UNITED COMMUNITY BANKS GA	9,156		271,201
UNITED FINL BANCORP INC NEW	20,212		367,050
UNITED FIRE GROUP INC	10,489		515,744
UNITED INS HLDGS CORP	1,740		26,344
UNITED NATURAL FOODS INC	22,084		1,053,848
UNITED RENTALS INC	14,091		1,487,728
UNITED STATES CELLULAR CORP	7,293		318,850
UNITED STATES LIME & MIN INC	320		24,240
UNITED STATES STEEL CORP	15,404		508,486
UNIVERSAL AMERICAN CORP NEW	27,822		276,829
UNIVERSAL CORP	10,301		656,689
UNIVERSAL ELECTRONICS INC	4,607		297,382
UNIVERSAL FOREST PRODUCTS INC	16,650		1,701,297
UNIVERSAL INSURANCE HLDGS INC	6,277		178,267
UNIVERSAL STAINLESS & ALLOY	1,990		26,885
UNIVERSAL TECH INST INC	5,805		16,893
UNIVEST CORP PA	8,766		270,869
USA TRUCK INC	497		4,329
USG CORP NEW	13,221		381,822
VALIDUS HOLDING	29,502		1,622,905
VALLEY NATL BANCORP	73,947		860,743
VALMONT INDUSTRIES INC	1,285		181,057
VCA INC	5,416		371,808
VECTRUS INC	4,208		100,361
VEECO INSTRUMENT	13,095		381,719
VERA BRADLEY INC	11,231		131,627
VERIFONE SYSTEMS INC	4,567		80,973
VERITEX HOLDINGS INC	886		23,665
VERITIV CORP	2,393		128,624
VERSAR	3,100		4,278
VIAD CORP	8,207		361,929
VIASAT INC	254		16,820
VIAVI SOLUTIONS INC	49,271		403,037
VILLAGE SUPER MKT INC CL A NEW	3,666		113,279

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
VISHAY INTERTECHNOLOGY INC	110,085		1,783,377
VISHAY PRECISION GROUP INC	2,304		43,546
VISTA OUTDOOR INC	16,784		619,330
VISTEON CORP	7,330		588,892
VITAMIN SHOPPE INC	5,618		133,428
VONAGE HOLDINGS CORP	10,190		69,802
VOXX INTERNATIONAL CORP	10,389		48,828
VSE CORP	4,410		171,284
VWR CORP	27,801		695,859
WABASH NATIONAL CORP	15,722		248,722
WALKER & DUNLOP INC	4,998		155,938
WASHINGTON FEDERAL INC	30,378		1,043,484
WASHINGTON TR BANCORP INC	4,140		232,047
WATERSTONE FINANCIAL INC	9,641		177,394
WATTS WATER TECH INC CL A	6,954		453,401
WAYSIDE TECHNOLOGY GROUP INC	800		14,960
WCI COMMUNITIES INC	8,992		210,862
WEATHERFORD INTERNATIONA PLC	39,421		196,711
WEIS MARKETS INC	3,798		253,858
WELLCARE HEALTH PLANS INC	9,840		1,348,867
WENDYS CO	94,629		1,279,384
WERNER ENTERPRISES INC	24,072		648,740
WESBANCO INC	15,269		657,483
WESCO AIRCRAFT HOLDINGS INC	33,456		500,167
WESCO INTERNATIONAL INC	14,131		940,418
WEST BANCORPORATION INC	1,884		46,535
WEST MARINE INC	87,334		914,387
WESTERN REFINING INC	22,330		845,191
WESTLAKE CHEMICAL CORP	8,519		476,979
WESTROCK CO	1,268		64,376
WEYCO GROUP INC	39		1,221
WHITE MOUNTAINS INS GROUP LTD	507		423,877
WHITING PETROLEUM CORP	50,271		604,257
WILEY (JOHN) & SONS INC CL A	10,049		547,671
WILEY (JOHN) & SONS INC CL B	176		9,622
WILLBROS GROUP INC	19,631		63,604
WILLDAN GROUP	2,700		60,993
WILLIAMS CLAYTON ENERGY INC	3,668		437,446
WINDSTREAM HOLDINGS INC	39,587		290,173
WINNEBAGO INDUSTRIES INC	8,371		264,942
WINTRUST FINANCIAL CORP	16,154		1,172,296
WOLVERINE WORLD WIDE INC	27,015		592,979
WOODWARD INC	4,219		291,322
WORLD FUEL SERVICES CORP	5,426		249,108
WORTHINGTON INDUSTRIES INC	1,716		81,407

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
WPX ENERGY INC	91,643		1,335,239
WSFS FINANCIAL CORP	9,900		458,865
XCERRA CORP	21,206		162,014
XO GROUP INC	5,379		104,622
XPO LOGISTICS INC	25,220		1,088,495
YADKIN FINANCIAL CORP	1,085		37,172
ZAGG INC	12,014		85,299
ZEDGE INC CL B	1,487		4,654
ZIONS BANCORP	74,583		3,210,052
ZUMIEZ INC	11,351		248,019
ZYNGA INC	339,752		873,163

DFA Small/Mid Cap Value Account			527,529,095

PIMCO Total Return Account
Mutual Funds
HIGH YIELD PORTFOLIO INSTL CL	4,414,903		33,818,155
PAPS SR FLOATNG RATE PORTFOLIO	102,140		985,652
PIMCO ASSET BACK SECS PORT-UNL	4,648,289		57,127,473
PIMCO EMMERG MKTS FD INST CL	4,287,378		43,088,145
PIMCO INTL PORT FUND(UNLISTED)	6,658,045		52,332,232
PIMCO INV GRD CORP PORT(UNLST)	10,446,534		99,242,076
PIMCO MTG PORT INSTL CL(UNLST)	13,904,901		148,226,246
PIMCO MUNI SECTR PORT INSTL CL	1,040,873		7,535,923
PIMCO REAL RETRN BD FD INST CL	6,920,985		61,804,400
PIMCO SHORT TM FLT NAV PORT II	798,701		7,994,196
PIMCO US GOVT SECTOR PORT INST	16,783,796		143,669,291

PIMCO Total Return Account			655,823,789

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	40		29
BRAZILIAN REAL	42,177		12,959
BRITISH POUND STERLING CURRENCY	33		20,024
CANADIAN DOLLAR	24,865		18,519
DANISH KRONE	0		477,838
EGYPTIAN POUND	285,069		15,724
EURO MONETARY UNIT.	726,519		414,415
HONG KONG DOLLAR	639		82
INDIAN RUPEE	126		2
INDONESIAN RUPIAH CURRENCY	35,599,611		2,642
JAPANESE YEN	(957)		(8)
MALAYSIAN RINGGIT	29,792		6,641
SOUTH AFRICAN RAND CURRENCY	(20,132,645)		(1,465,925)
SOUTH KOREAN WON	113		0
TAIWAN DOLLAR	5,080,018		156,527

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
Forward Currency Contract
CURRENCY CONTRACT—USD	(2,880,156)		(4,125)
Futures
MINI MSCI EMG MKT MAR17 MESH7	86		(23,284)
Mutual Funds
SSBK GOVT STIF FUND	17,794,324		17,794,319
Publicly-traded Common Stock
ABB LTD (REG) (SWIT)	113,439		2,392,880
ACTELION LTD (REGD)	16,171		3,501,626
ADIDAS AG	17,776		2,809,593
AIA GROUP LTD	1,182,600		6,672,094
AIR LIQUIDE SA	15,369		1,709,224
AIRPORTS OF THAILAND PCL-NVDR	9,500		105,644
ALIBABA GROUP HLD LTD SPON ADR	96,786		8,498,779
ALIMENTATION COUCH CL B SUBVTG	50,244		2,278,222
ALPS ELECTRIC CO LTD	114,400		2,766,155
AMADEUS IT GROUP SA	44,799		2,035,796
AMOREPACIFIC NEW	871		231,953
ANGLOGOLD ASHANTI LTD	48,699		541,039
ANHEUSER-BUSCH INBEV SA/NV	25,470		2,695,846
ARKEMA	25,330		2,478,117
ASML HOLDING NV	18,931		2,125,291
ASSA ABLOY AB SER B	216,877		4,025,410
ATLAS COPCO AB SER A	171,111		5,211,874
AUSTRALIA & NZ BANKING GRP	153,760		3,375,431
BAE SYSTEMS PLC	330,582		2,409,826
BAIDU INC SPON ADR	4,490		738,201
BANCOLOMBIA SA SPON ADR	15,940		584,679
BANK OF CHINA LTD H	1,345,000		596,660
BANK RAKYAT INDONESIA TBK PT	1,348,000		1,168,150
BEIJING ENTERPRISES HLDGS LTD	120,000		567,155
BGF RETAIL	5,768		390,822
BHARTI INFRATEL LTD	119,913		606,054
BHP BILLITON PLC	278,081		4,477,467
BID CORP LTD	160,714		2,868,775
BNP PARIBAS (FRAN)	116,360		7,416,549
BRITISH AMERICAN TOBACCO PLC	64,432		3,669,748
BROOKFIELD ASSET INC VTG CL A	104,712		3,456,543
BUNZL PLC	132,404		3,441,354
CANADIAN NATL RAILWAY CO	69,132		4,659,497
CANADIAN NATL RESOURCES LTD	109,900		3,502,492
CATCHER TECHNOLOGY CO LTD	280,000		1,932,552
CATHAY FINANCIAL HLDG CO LTD	474,000		703,964
CCR SA	186,300		913,555
CEMEX SAB DE CV SPON ADR	93,200		748,396

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CHINA CONSTRUCTION BANK CORP H	3,165,000		2,436,656
CHINA MOBILE LIMITED	149,400		1,583,684
CHINA OVERSEAS LAND & INV LTD	736,000		1,950,455
CHINA PETROL & CHEM CORP H	1,656,000		1,174,544
CHRISTIAN HANSEN HOLDING SA	54,249		3,004,146
CIELO SA	188,900		1,618,712
CIMB GROUP HOLDINGS BERHAD	327,300		329,051
COMMERCIAL INTL BK EGYPT SAE	66,508		267,976
COMMONWEALTH BK OF AUSTRALIA	80,071		4,761,917
COMPASS GROUP PLC	194,169		3,591,801
CONSTELLATION SOFTWARE INC	5,900		2,681,047
COPA HOLDINGS SA CL A	7,360		668,509
COSAN SA INDUSTRIA E COMERCIO	31,900		373,916
CP ALL PCL NVDR	136,100		237,671
CREDICORP LTD (USA)	5,210		822,451
CTBC FIN HLD (JP)(CWT) 2/25/21	1,178,184		640,742
CTRIP.COM INTL LTD ADR	6,820		272,800
DAIKIN INDUSTRIES LTD	35,500		3,260,684
DAITO TRUST CONSTRUCTION	13,000		1,955,422
DAVIDE CAMPARI SPA MILANO	367,681		3,595,596
DEUTSCHE TELEKOM AG (REGD)	129,944		2,237,128
DIAGEO PLC	234,645		6,101,624
DSV DE SAMMENSLUT VOGN	74,321		3,306,429
EISAI CO LTD	66,100		3,793,787
ELECTROLUX AB SER B	91,350		2,269,061
EMAAR PROPERTIES	445,338		864,510
ENNOCONN CORP	23,500		298,325
ESSILOR INTERNATIONAL SA(FRAN)	35,452		4,006,146
EXPERIAN PLC	161,784		3,138,282
FANUC CORPORATION	45,100		7,646,259
FIRSTRAND LIMITED	314,944		1,219,301
FMTC INR UNREALIZED GAIN/LOSS	1		0
FOMENTO ECONO MEX(FEMSA)SP ADR	9,030		688,176
FUCHS PETROLU SE (GERW) PFD	91,108		3,824,685
FUJI HEAVY INDUSTRIES LTD	77,000		3,143,906
GALP ENERGIA SGPS SA	331,122		4,946,004
GEBERIT AG (REG)	19,154		7,678,153
GENTING MALAYSIA BHD	425,200		434,110
GERDAU SA SPON ADR	279,150		876,531
GRUPO FINANCIERO BANORTE SAB	211,200		1,042,264
HDFC BANK LTD (DEMAT)	59,483		1,157,822
HDFC BANK LTD SPON ADR	111,182		6,746,524
HEIDELBERGCEMENT AG (GERW)	30,255		2,822,682
HENGAN INTL GRP CO LTD	393,234		2,887,959
HERO MOTOCORP LTD	56,689		2,539,072

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HEXAGON AB SER B	55,129		1,969,628
HOUSING DEV FN CORP LTD(DEMAT)	99,957		1,857,208
HOWDEN JOINERY GROUP PLC	625,940		2,960,666
HOYA CORP	40,100		1,684,972
HYPERMARCAS SA	80,800		648,694
HYUNDAI MOBIS	4,240		927,194
ICICI BANK LTD (DEMAT)	161,502		606,751
ICICI BANK LTD SPONS ADR	76,100		569,989
IG GROUP HLDGS PLC	158,384		964,446
IHS MARKIT LTD	94,772		3,355,877
INDITEX SA	165,205		5,639,676
INDOFOOD SUKSES MAKMR (DEMAT)	904,000		531,765
INFINEON TECHNOLOGIES AG	165,010		2,867,750
INNER MONG A (JPM) (CWT) 10/19	219,500		556,256
INTERCONTINENTAL HOTELS GP PLC	176,019		7,891,761
INTERTEK GROUP PLC	153,683		6,592,977
ITAU UNIBANCO HLDG SA SPON ADR	401,120		4,123,514
ITC LTD (DEMAT)	190,273		676,621
JAMES HARDIE INDUSTRES PLC CDI	157,537		2,497,694
JOHNSON MATTHEY PLC	61,892		2,427,093
JULIUS BAER GRUPPE AG	68,991		3,064,385
JUST EAT PLC	359,191		2,582,962
KASIKORNBANK PCL NVDR	176,500		875,349
KEYENCE CORP	19,000		13,037,861
KINGSPAN GROUP PLC (IREL)	88,620		2,406,775
KOC HLDG AS	143,948		563,238
KOMATSU LTD	89,200		2,020,595
KONE OYJ B	98,376		4,408,357
KONINKLIJKE PHILIPS NV	81,413		2,485,282
KOREA AEROSPACE INDUSTRIES LTD	12,605		699,550
LARGAN PREN CO LTD CWT 8/17/20	7,300		852,486
LG CHEMICAL LTD	5,191		1,122,258
LOJAS RENNER SA	89,600		637,857
LONZA GROUP AG	10,439		1,807,322
L’OREAL SA (PRIME FIDE 2018)	23,304		4,253,668
L’OREAL SA ORD	35,328		6,448,403
LUKOIL PJSC SPONS ADR	25,736		1,443,790
LUXOTTICA GROUP SPA	57,017		3,066,968
MACQUARIE GROUP LTD	44,176		2,777,352
MAGNIT PJSC (RUB)	4,179		749,352
MAKITA CORP	34,400		2,304,616
MANULIFE FINANCIAL CORP (CANA)	155,100		2,762,031
MARUTI SUZUKI INDIA LTD (LOC)	14,184		1,110,338
MATAHARI DEPARTMENT STORE TBK	425,300		477,466
METROPOLITAN BANK & TRUST CO	605,010		885,568

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MICRO FOCUS INTERNATIONAL PLC	57,127		1,534,088
MITSUBISHI UFJ FINL GRP INC	458,900		2,827,806
MMC NORILSK NICKEL PJSC ADR	65,101		1,093,046
MOBILEYE NV	72,300		2,756,076
NASPERS LTD N SHS	11,568		1,696,477
NAVER CORP	4,433		2,845,774
NESTLE SA (REG)	111,217		7,978,397
NETEASE INC ADR	10,950		2,357,973
NIDEC CORP	31,100		2,683,581
NINTENDO CO LTD	12,600		2,645,596
NIPPON PROLOGIS INC	816		1,667,956
NITORI HOLDINGS CO LTD	20,400		2,331,927
NOVARTIS AG (REG)	84,106		6,120,254
NOVATEK PJSC GDR REGS	6,340		822,932
NOVO-NORDISK AS CL B	119,425		4,306,909
NTT DOCOMO INC	93,400		2,128,122
NXP SEMICONDUCTORS NV	18,030		1,767,120
OLYMPUS CORP	58,500		2,022,160
ONO PHARMACEUTICAL CO LTD	125,550		2,745,181
ORIX CORP	192,400		3,002,675
PADDY POWER BETFAIR PLC (EUR)	15,593		1,666,018
PANDORA A/S	24,187		3,164,430
PARK24 CO LTD	27,200		737,745
PARTNERS GROUP HOLDING AG	4,562		2,138,088
PETROLEO BRASILEIRO SPONS ADR	361,400		3,653,754
PING AN INSURANCE CO LTD H	346,000		1,731,227
POSCO	2,372		505,933
POWSZECHNA KASA OSZCZ BK SA	23,145		155,640
POWSZECHNY ZALKAD UBEZPIEC SA	102,342		812,201
PRESIDENT CHAIN(HSBC)(CWT)9/24	96,000		683,295
PTT PCL NVDR	93,100		967,678
RATIONAL AG	6,654		2,969,837
RECKITT BENCKISER GROUP PLC	31,473		2,670,895
RELX PLC	143,676		2,565,691
REXEL SA	64,042		1,054,015
RICHEMONT CIE FINANCIERE SA A	90,039		5,963,990
RIO TINTO PLC (REGD)	74,116		2,884,992
ROCHE HLDGS AG (GENUSSCHEINE)	50,448		11,523,328
ROTORK PLC	1,578,150		4,691,128
ROYAL DUTCH SHELL PLC CL A(NL)	124,634		3,409,128
RYANAIR HOLDINGS PLC SPON ADR	65,095		5,419,810
SAFRAN SA	28,227		2,032,974
SAMPO OYJ SER A	56,705		2,542,219
SAMSONITE INTERNATIONAL S.A.	709,500		2,026,620
SAMSUNG ELECTRONICS CO LTD	4,988		7,445,300

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SANDS CHINA LTD	1,452,800		6,313,671
SAP SE	70,036		6,105,034
SBERBANK OF RUSSIA (RUS)	288,700		815,344
SBERBANK-SPONSORED ADR	92,271		1,068,037
SCHINDLER HOLDING AG PART CERT	34,462		6,078,145
SEMICONDUCTOR MFG INTL CORP	466,000		731,947
SHANGHAI INTL (JPM) CWT 11/19	172,100		657,177
SHIMANO INC	32,600		5,115,585
SHINHAN FINANCIAL GROUP CO LTD	38,967		1,460,550
SHIRE PLC	46,429		2,680,143
SIEMENS AG (REGD)	28,542		3,509,225
SINOPHARM GROUP CO LTD H	176,400		726,801
SK HYNIX INC	25,254		935,058
SKY PLC	134,964		1,648,327
SM INVESTMENTS CORP	56,370		744,410
SMC CORP	10,350		2,471,159
SMITH & NEPHEW PLC	133,143		2,003,483
SOC QUIMICA Y MIN CH PFD B ADR	26,300		753,495
SONY CORP	105,000		2,942,246
SOUTHERN COPPER CORP	24,400		779,336
SPIRAX-SARCO ENGINEERING PLC	92,820		4,786,135
ST JAMES PLACE PLC	137,773		1,721,685
SUNCOR ENERGY INC	90,170		2,948,246
SUNNY OPTICAL TEC(GROUP)CO LTD	52,000		227,661
SVENSKA HANDELSBANKEN SER A	453,076		6,295,899
TAIWAN SEMIC MFG CO LTD SP ADR	484,361		13,925,379
TATA MOTORS LTD (DEMATERIALISE	329,027		2,285,362
TELEKOMUNIKASI INDO B (DEMAT)	2,161,200		638,454
TENAGA NASIONAL BHD	183,000		567,031
TENCENT HOLDINGS LIMITED	342,300		8,373,758
TORONTO-DOMINION BANK	63,059		3,110,093
TOTAL SA (FRAN)	107,265		5,501,097
UCB SA	44,848		2,875,515
ULKER BISKUVI SANAYI AS	63,032		288,808
ULTRATECH CEMENT LTD	13,150		628,952
UNICHARM CORP	123,800		2,709,035
UNILEVER NV CVA (BEARER)	185,817		7,650,904
UPL LTD	96,485		918,640
VALEO SA	65,518		3,766,316
VINCI SA	11,403		776,618
WOLSELEY PLC	47,375		2,897,061
WORLDPAY GROUP PLC	545,262		1,813,676
WPP PLC NEW (UK)	213,094		4,769,126
YANDEX NV CL A	162,189		3,264,865
YUM CHINA HOLDINGS INC	58,913		1,538,808

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ZALANDO SE	96,253		3,676,929
ZEE ENTERTAINMT ENT LTD(DEMAT)	136,381		909,246
ZHUZHOU CRRC TIMES ELECTRIC CO	155,000		786,543

International Growth Account			602,765,674

International Value Account
Currency
AUSTRALIAN DOLLAR CURRENCY	8,281		359,605
BRAZILIAN REAL	36,079		11,085
BRITISH POUND STERLING CURRENCY	85,298		255,331
CANADIAN DOLLAR	23,170		42,806
CHILEAN PESO	1,258,800		1,879
DANISH KRONE	4,755		673
EURO MONETARY UNIT.	420,855		237,509
HONG KONG DOLLAR	475,948		163,561
ISRAELI SHEKEL	199,705		51,844
JAPANESE YEN	698,743		(259,123)
MALAYSIAN RINGGIT	(4)		(1)
NEW ZEALAND DOLLAR CURRENCY	8,850		6,148
NORWEGIAN KRONA	835,005		96,696
POLAND ZLOTY NEW	1		0
SINGAPORE DOLLAR CURRENCY	8,617		8,807
SOUTH KOREAN WON	3,055		3
SWEDISH KRONA CURRENCY	836,257		(148,641)
SWISS FRANC	949		51,338
TAIWAN DOLLAR	12,943,691		400,020
TURKISH LIRA (NEW)	18,393		5,215
Forward Currency Contracts
CURRENCY CONTRACT—USD	(1,627)		(46)
JAPANESE YEN	23,579,274		(185)
Futures
EURO STOXX 50 FUT MAR17 VGH7	(1,094)		(184,256)
FTSE 100 IDX FUT MAR17 Z H7	72		(2,218)
MINI MSCI EAFE FUT MAR17 MFSH7	185		49,025
MINI MSCI EMG MKT MAR17 MESH7	692		(200,680)
S&P/TSX 60 IX FUT MAR17 PTH7	12		(16,088)
TOPIX INDX FUT MAR17 TPH7	47		12,064
Mutual Funds
SSBK GOVT STIF FUND	40,287,326		40,287,320
SSBK STIF FUND	980,942		980,942
Publicly-traded Common Stock
CNH INDUSTRIAL NV	64,385		559,506
3I GROUP PLC	185,563		1,609,962
ABB LTD (REG) (SWIT)	326,428		6,885,666
ABB LTD SPON ADR	25,500		537,285

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ACS ACTIVIDADES CONST Y SRV SA	1,504		47,527
ACTELION LTD (REGD)	5,814		1,258,948
AEGON NV	634,393		3,491,226
AERCAP HOLDINGS NV	17,600		732,336
AIR LIQUIDE SA	17,200		1,912,855
AIRBUS SE	47,000		3,108,981
ALLIANZ SE (REGD)	19,083		3,153,772
ALSTOM (NEW)	1,300		35,819
AMEC FOSTER WHEELER PLC	71,150		412,121
ANGLO AMER PLC (UK)	43,820		626,444
ANHEUSER-BUSCH INBEV SA/NV	9,200		973,764
ANSELL LTD	7,900		140,873
ANTOFAGASTA PLC	399,815		3,325,941
APERAM	12,790		585,186
AREZZO INDUSTRIA E COMERCIO SA	144,060		1,109,209
ARISTOCRAT LEISURE LTD	10,300		115,211
ASM INTERNATIONAL NV (NETH)	6,520		292,616
ASTELLAS PHARMA INC	254,200		3,531,069
ATOS SE	1,310		138,242
AVIVA PLC	277,213		1,661,724
BANCA POPOLARE DI MILANO	427,800		161,351
BANCO DE SABADELL SA	1,233,458		1,717,783
BANCO SANTANDER SA (SPAIN)	303,096		1,582,189
BANGKOK BANK PUBLIC CO LTD(FOR	75,000		338,433
BANK HANDLOWY W WARSZAWIE SA	66,464		1,213,288
BANK HAPOALIM LTD (REG)	23,700		140,955
BANK OF MONTREAL	19,600		1,409,729
BANK OF NOVA SCOTIA	44,200		2,461,097
BANRO CORP WT 03/31/17 144A	5,616		0
BARCLAYS PLC ORD	519,163		1,429,670
BAYER AG	54,049		5,639,970
BE SEMICOND INDUS NV (NETH)	2,840		94,589
BNP PARIBAS (FRAN)	34,660		2,209,158
BOLIDEN AB (SWED)	1,840		48,047
BOLSA MEXICANA DE VALORES SA	1,100,000		1,448,119
BOUYGUES ORD	77,150		2,764,861
BP PLC	1,141,752		7,170,557
BP PLC SPON ADR	37,800		1,412,964
BURSA MALAYSIA BHD	874,400		1,725,020
CAE INC	15,200		212,606
CALTEX AUSTRALIA LTD	50,400		1,107,866
CANADIAN IMP BK OF COMMERCE	26,400		2,154,235
CANADIAN TIR LT A PH DELIVEREY	5,700		591,248
CANON INC	211,300		5,957,078
CAPITAL POWER CORP	6,800		117,651

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CASINO GUICHARD PERRACHON ORD	7,012		336,508
CENTAMIN PLC	375,491		640,916
CENTRAL JAPAN RAILWAY CO	5,100		839,127
CENTRICA PLC	49,200		141,944
CENTURY PACIFIC FOOD INC	1,585,637		517,255
CERVECERIAS UNIDAS SA CIA	144,704		1,511,215
CHAROEN POKPHAND FOODS (FOR)	850,200		700,780
CHEUNG KONG PROPERTY HLDGS LTD	117,000		717,435
CHINA HONGXING SPORTS LTD	3,613,000		143,457
CHINA MENGNIU DAIRY CO LTD	1,676,977		3,230,903
CHINA MOBILE LIMITED	411,450		4,361,492
CHINA SHENHUA ENERGY CO H	330,000		621,317
CHRISTIAN DIOR SE	9,450		1,982,048
CIA HERING SA	261,400		1,214,357
CK HUTCHISON HOLDINGS LTD	59,000		668,786
CNH INDUSTRIAL NV(IT)	256,030		2,227,500
COBHAM PLC	685,500		1,382,954
COCA COLA AMATIL LTD	82,000		598,854
COCA COLA HBC AG	21,070		459,610
COCA COLA WEST COMPANY LTD	26,700		787,007
COCA-COLA EUROPEAN PARTNER PLC	71,100		2,232,540
COCA-COLA ICECEK SANAYI AS	148,471		1,393,402
CONTINENTAL AG	6,675		1,290,757
COVESTRO AG	2,360		161,924
CREDIT AGRICOLE SA	156,749		1,943,722
CREDIT SUISSE GROUP AG	266,437		3,822,689
CRH PLC (UK)	126,255		4,403,386
CSR LTD	175,700		585,788
CTBC FINL HLDG CO LTD	3,328,081		1,809,938
DAI-ICHI LIFE HOLDINGS INC	83,500		1,390,297
DAIMLER AG (GERW)	46,440		3,457,152
DAIRY CREST GROUP PLC	251,813		1,922,521
DANSKE BK AS	43,275		1,312,496
DART GROUP PLC	25,400		155,263
DEUTSCHE BANK AG (GERW)	17,880		324,669
DEUTSCHE BOERSE AG-TENDER	41,204		3,363,173
DEUTSCHE POST AG	9,340		307,095
DEUTSCHE TELEKOM AG (REGD)	182,557		3,142,918
DIALOG SEMICONDUCTOR PLC (GER)	10,890		460,426
DIC CORP	10,000		303,743
DOWNER EDI LTD	81,700		359,059
ECOPETROL SA—ADR	68,300		618,115
EMBRAER S A SPON ADR	80,700		1,553,475
ENEL (ENTE NAZ ENERG ELET) SPA	1,511,698		6,664,318
ENERGIAS DE PORTUGAL SA	67,000		204,107

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ENI SPA	658,779		10,727,884
ERSTE GROUP BANK AG	90,060		2,637,856
EVRAZ PLC	144,100		393,892
FAURECIA SA	40,731		1,579,319
FIAT CHRYSLER AUTOMOBILES (IT)	501,700		4,576,112
FIRST GULF BANK	492,699		1,723,756
FISCHER (GEORG) AG (REG)	827		677,323
FOMENTO ECONO MEX(FEMSA)SP ADR	15,975		1,217,455
FORMOSA INTL HOTELS CORP	135,623		706,228
FUJI ELECTRIC CO LTD	635,500		3,295,084
FUJI MEDIA HOLDINGS INC	42,100		589,310
FUJITSU LTD	596,000		3,312,103
GAZPROM PJSC SPON ADR	316,375		1,597,694
GIANT MANUFACTURING CO LTD	315,000		1,776,179
GLAXOSMITHKLINE PLC	528,003		10,164,104
GLENCORE PLC	227,993		779,294
GN STORE NORDIC LTD	14,880		308,240
GRANITE REAL ESTATE INC	2,900		96,829
GRUPO FINANCIERO BANORTE SAB	246,800		1,217,948
GUANGDONG INVESTMENTS LTD	856,200		1,130,632
GUNMA BANK	70,800		387,696
HAIER ELECTRONICS GRP CO LTD	1,192,975		1,876,884
HANA FINANCIAL GROUP INC	45,070		1,166,645
HANG LUNG GROUP LTD	96,000		334,258
HANKOOK TIRE CO LTD/NEW	28,223		1,355,914
HELVETIA HOLDING AG	2,186		1,177,473
HITACHI LTD	438,700		2,372,264
HOKUHOKU FINANCIAL GROUP INC	23,100		398,654
HON HAI PRECISION IND CO LTD	232,942		604,345
HONDA MOTOR CO LTD	283,300		8,277,814
HONGKONG LAND HLDGS LTD	60,200		381,066
HOYA CORP	5,800		243,712
HSBC HOLDINGS PLC (UK REG)	246,661		1,996,878
HUNTING PLC	63,842		493,710
HYSAN DEVELOPMENT CO LTD	86,000		355,445
IBERDROLA SA	616,780		4,047,446
ICICI BANK LTD SPONS ADR	513,733		3,847,860
IDEMITSU KOSAN CO LTD	12,100		321,459
IHI CORPORATION	889,000		2,312,351
IIDA GROUP HOLDINGS CO LTD	30,500		578,554
IMPERIAL BRANDS PLC	121,490		5,303,983
IMPERIAL HOLDINGS LTD (SOAF)	218,673		2,904,866
INCHCAPE PLC	36,210		313,269
INDIVIOR PLC	53,800		196,390
ING GROEP NV	480,970		6,769,138

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
INPEX CORP	209,200		2,096,027
INTACT FINL CORP	800		57,260
ISHARES MSCI INDIA INDEX FND	334,206		8,960,063
ISUZU MOTORS LTD	198,200		2,511,523
ITOCHU CORP	47,100		625,448
IWG PLC	144,000		436,565
IYO BANK LTD	38,100		262,747
JAPAN AIRLINES CO LTD	12,500		365,241
JAPAN DISPLAY INC	116,100		330,792
JAPAN PETROLEUM EXPLRN CO LTD	2,100		46,699
JAPAN POST BANK CO LTD	28,400		340,922
JAPAN POST HOLDINGS CO LTD	29,600		369,509
JARDINE CYCLE & CARRIAGE LTD	29,500		839,889
JB HI-FI LTD	25,174		509,398
JERONIMO MARTINS & FILHO SGPS	160,463		2,489,754
JSE LIMITED	210,099		2,513,004
JUMBO SA	101,149		1,603,506
JUPITER FUND MANAGEMENT PLC	6,600		36,082
JX HOLDINGS INC	120,400		509,620
KALBE FARMA PT (DEMAT)	15,003,200		1,687,129
KAO CORP	16,800		796,482
KBC GROUPE SA	14,775		914,977
KERRY PROPERTIES LTD	314,000		852,370
KINGFISHER PLC	772,345		3,334,288
KLOECKNER & CO SE	4,237		53,120
KOMERCNI BANKA AS	6,700		230,985
KONINKLIJKE AHOLD DELHAIZE NV	176,749		3,726,678
KONINKLIJKE PHILIPS NV	104,540		3,191,277
KPN (KON) NV	457,079		1,353,940
KT CORP	65,357		1,591,624
LAND SECURITIES GROUP PLC	4,730		62,140
LENOVO GROUP LTD	932,000		564,885
LINDE AG	10,600		1,741,778
LLOYDS BANKING GROUP PLC	5,009,929		3,859,515
LOBLAW COS LTD	34,900		1,841,370
LONZA GROUP AG	9,796		1,695,998
LVMH MOET HENNESSY LOUIS VU SE	3,030		578,581
M DIAS BRANCO SA	78,702		2,781,060
MAGNA INTL INC SUB VTG	8,400		364,741
MANULIFE FINANCIAL CORP (CANA)	21,200		377,531
MARUBENI CORP	275,700		1,563,499
METCASH LTD	104,500		171,940
MINERAL RESOURCES LTD	9,400		82,216
MIRVAC GROUP STAPLED SECURITY	199,900		307,269
MITSUBISHI CHEMICAL HLDGS CORP	55,500		359,949

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MITSUBISHI ELECTRIC CORP ORD	171,000		2,384,124
MITSUBISHI TANABE PHARMA CORP	20,600		404,157
MITSUBISHI UFJ FINL GRP INC	405,800		2,500,596
MITSUI CHEMICALS INC	65,000		291,979
MITSUI OSK LINES LTD	83,000		230,092
MIXI INC	16,800		613,784
MMI HOLDINGS LTD	1,222,778		2,100,325
MORINAGA MILK IND CO LTD	86,000		619,568
MS&AD INSURANCE GRP HLDGS INC	10,500		325,579
MTN GROUP LTD	159,026		1,460,949
MUNICH REINSURANCE (REG)	10,944		2,069,604
NAMPAK LTD	1,308,433		1,768,236
NATIONAL BANK OF CANADA DTC EL	5,600		227,437
NATIONAL GRID PLC	370,016		4,339,369
NATIXIS	112,250		633,337
NESTLE SA (REG)	62,500		4,483,576
NEWS CORP NEW CL A	136,200		1,560,852
NEWS CORP NEW CL B	21,485		253,523
NH FOODS LTD	23,000		620,877
NIPPON SUISAN KAISHA LTD	80,800		388,531
NIPPON TELEGRAPH & TELEPHONE	48,800		2,050,957
NIPPON TELEVISION HOLDINGS INC	5,300		96,228
NISSIN ELECTRIC CO LTD	22,700		250,550
NKT HLDG AS	8,600		607,510
NN GROUP NV	46,312		1,569,517
NOKIAN TYRES OYJ	53,203		1,983,667
NOMURA HOLDINGS INC	253,500		1,494,647
NORTHERN STAR RESOURCES LTD	152,000		397,081
NOVARTIS AG (REG)	88,465		6,437,451
NTT DOCOMO INC	44,900		1,023,048
OC OERLIKON CORP AG (REGD)	15,300		150,250
OPEN HOUSE CO LTD	14,900		354,413
ORIX CORP	65,600		1,023,781
OTP BANK (REG)	99,368		2,841,143
OZ MINERALS LTD	99,600		567,104
PERSIMMON PLC ORD	19,210		420,457
PETROFAC LTD	70,840		758,665
PEUGEOT SA	99,210		1,618,196
PHILIP MORRIS INTL INC	16,300		1,491,287
POSCO	9,150		1,951,638
POWSZECHNY ZALKAD UBEZPIEC SA	313,123		2,484,990
PUBLICIS GROUPE SA	40,376		2,785,993
QBE INSURANCE GROUP LTD	467,926		4,193,971
QUALITAS CONTROLADO SAB DE CV	530,700		750,878
RECKITT BENCKISER GROUP PLC	21,950		1,862,744

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
REGIS RESOURCES LTD	64,100		137,386
RENAULT SA ORD	21,230		1,888,609
REPSOL SA	136,100		1,922,625
RIO TINTO LTD	9,000		389,042
RIO TINTO PLC (REGD)	22,980		894,505
RIOCAN REAL ESTATE INV TR UNIT	26,900		533,532
ROCHE HLDGS AG (GENUSSCHEINE)	9,525		2,175,700
ROHM CO LTD	23,700		1,364,714
ROLLS-ROYCE HOLDINGS PLC	191,868		1,579,540
ROUND ONE CORP	79,900		553,745
ROYAL BANK OF SCOTLAND GRP PLC	697,840		1,931,600
ROYAL DUTCH SHELL PLC CL A(NL)	313,518		8,575,692
RSA INSURANCE GROUP PLC	175,732		1,269,113
RWE AG	43,239		537,766
SAGE GROUP PLC	55,900		451,237
SAIZERIYA CO LTD	17,700		397,994
SAMSUNG ELECTRONICS CO LTD	1,600		2,388,228
SANDFIRE RESOURCES NL	75,600		307,700
SANDS CHINA LTD	450,472		1,957,690
SANOFI	116,551		9,434,662
SAP SE	55,371		4,826,687
SCENTRE GROUP STAPLED UNIT	1		3
SCHNEIDER ELECTRIC SE	43,000		2,992,400
SECURITY BANK CORP	565,909		2,167,818
SEINO HOLDINGS CO LTD	14,900		165,478
SHIMAMURA CORP	4,300		536,787
SHINHAN FINANCIAL GROUP CO LTD	56,227		2,107,485
SHIRE PLC	2,010		116,028
SIEMENS AG (REGD)	20,050		2,465,138
SINGAPORE TELECOM LTD (SING)	1,191,000		3,001,864
SK HYNIX INC	60,819		2,251,893
SKF AB SER B	40,500		745,044
SMITH (DS) PLC	835,965		4,204,423
SOCIETE GENERALE SA CL A	47,135		2,319,331
SOFTWARE AG BEARER	22,345		811,138
SOMPO HOLDINGS INC	17,200		582,776
SONY CORP	71,800		2,011,936
SOUTH32	24,200		48,026
ST GOBAIN CIE DE	136,254		6,347,396
STANDARD CHARTERED PLC (UK)	217,625		1,779,782
STMICROELECTRONICS NV(SICOVAM)	147,000		1,667,319
STORA ENSO AB R 1/10 VTG(FINL)	45,570		489,766
SUBSEA 7 SA	75,138		951,042
SUMITOMO CORP	319,100		3,755,483
SUMITOMO ELECTRIC INDS LTD	30,600		441,556

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SUMITOMO MITSUI FINL GROUP INC	52,700		2,011,055
SUMITOMO MITSUI TR HLDGS INC	6,700		239,796
SUMITOMO OSAKA CEMENT CO LTD	347,000		1,309,322
SUZUKI MOTOR CORP	9,300		327,360
SVENSKA CELLULOSA AB CL B	1,720		48,576
SWIRE PROPERTIES LTD	203,600		561,872
SWISS LIFE HLDGS AG (NEW)	11,477		3,248,229
SYNGENTA AG (SWIT)	12,167		4,809,209
TAIWAN SEMIC MFG CO LTD SP ADR	10,760		309,350
TAIWAN SEMICONDUCT MFG CO LTD	590,000		3,299,542
TAKEDA PHARMACEUTICAL CO LTD	102,200		4,227,910
TALANX AKTIENGESELLSCHAFT	37,923		1,268,247
TECHNIP SA	40,200		2,869,484
TECNICAS REUNIDAS SA	1,610		66,037
TECO ELECT & MACHINERY CO LTD	1,047,300		900,327
TELECOM ITALIA SPA	1,324,050		1,166,578
TELECOM ITALIA SPA RISP	435,700		315,085
TELEFONICA SA	507,364		4,710,557
TELENOR AS	80,243		1,198,718
TELEPERFORMANCE	3,190		320,013
TELIA CO AB (SWEDEN)	944,031		3,803,852
TESCO PLC	2,752,013		7,015,485
TEVA PHARMACEUTICAL IND ADR	65,800		2,385,250
TFI INTERNATIONAL INC	23,800		618,465
TGS NOPEC GEOPHYSICAL CO ASA	13,620		302,356
THALES	11,230		1,089,093
TIGER BRANDS LTD	61,741		1,788,472
TOFAS TURK OTOMOBIL FABRIKASI	387,954		2,710,365
TOKIO MARINE HOLDINGS INC	112,700		4,624,678
TOKYO ELECTRIC POWER CO HOLDIN	293,400		1,184,897
TOPPAN PRINTING LTD	60,000		572,920
TORONTO-DOMINION BANK	10,400		512,932
TOSHIBA PLANT SYSTEMS & SERV	12,900		169,976
TOTAL SA (FRAN)	46,765		2,398,348
TOTVS SA	248,827		1,837,896
TOYOTA MOTOR CORP	13,800		812,119
TRAVELSKY TECHNOLOGY LTD H	1,444,000		3,035,296
TRAVIS PERKINS PLC	176,757		3,162,969
TREND MICRO INC	38,900		1,382,926
TSUMURA & CO	10,100		278,263
TURK SISE VE CAM FABRIKALARI	1,408,265		1,529,291
UBS GROUP AG	181,322		2,840,112
UNICREDIT SPA	286,400		824,243
UNILEVER NV CVA (BEARER)	23,225		956,276
UNILEVER PLC ORD	85,494		3,469,070

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
UNIONE DI BANCHE ITALIANE SCPA	19,000		52,241
UNIPER AG	52,530		725,203
UNIPOL GRUPPO FINANZIARIO SPA	49,000		176,609
UNITED OVERSEAS BANK (LOC)	442,459		6,232,893
UPM KYMMENE CORP	9,230		226,770
VALLOUREC SA	248,793		1,715,392
VALMET CORP	39,290		578,193
VEDANTA RESOURCES PLC	18,700		202,689
VGI GL MEDIA PCL (FOR) WT 7/18	1,668,260		17,713
VGI GLOBAL MEDIA PCL(FOR)	12,798,439		2,002,550
VODAFONE GROUP PLC	991,063		2,440,940
VOLKSWAGEN AG PFD	18,213		2,556,575
VOPAK (KON) NV	1,960		92,586
WENDEL	1,494		179,912
WEST JAPAN RAILWAY CO	14,500		889,912
WESTON GEORGE LTD	18,100		1,531,284
WESTPORTS HOLDINGS BHD	2,517,795		2,413,401
WH GROUP LTD	1,936,000		1,565,378
WHEELOCK & CO LTD	235,000		1,322,813
WHITEHAVEN COAL LTD	78,200		147,290
WILLIS TOWERS WATSON PLC	9,539		1,166,429
WILMAR INTERNATIONAL LTD	761,200		1,887,034
WORLDPAY GROUP PLC	106,300		353,580
WPP PLC NEW (UK)	161,936		3,624,190
XL GROUP LTD	33,000		1,229,580
YANDEX NV CL A	97,778		1,968,271
YANGZIJIANG SHIPBLDG HLDGS LTD	1,085,600		610,962
YUE YUEN INDUSTRIAL HLDGS LTD	801,195		2,908,458
ZURICH INSURANCE GROUP AG	16,040		4,416,789

International Value Account			621,015,319

Investments held by trustee			15,508,498,383

Participant Loans* Interest 3.25%-9.00%, maturing through March 2044			114,393,990

Total Investments			$15,622,892,373

*	Party-in-interest

**	Information not presented because investments are participant-directed